As Filed with the Securities and Exchange Commission on September 16, 2004 Registration No. 333-105237
____________________

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________

POST-EFFECTIVE
AMENDMENT NO. 2
TO
FORM SB-2
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
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TMSF HOLDINGS, INC.
(Exact Name of Registrant as Specified in its Charter)
Delaware
(State of jurisdiction of incorporation or organization)
6162
(Primary Standard Industrial Classification Code Number)
87-0642252
(I.R.S. Employer Identification Number)

727 West Seventh Street, Suite 850
Los Angeles, California 90017
(213) 234-2400
(Address of Principal Executive Offices)
____________________

Raymond Eshaghian, Chief Executive Officer
727 West Seventh Street, Suite 850
Los Angeles, California 90017
(213) 234-2400
(Name, address, including zip code, and telephone number, including area code, of Agent for Service)
____________________

Copies to
Thomas J. Poletti, Esq.
Ted Weitzman, Esq.
Kirkpatrick & Lockhart LLP
10100 Santa Monica Blvd., 7th Floor
Los Angeles, CA 90067
Telephone (310) 552-5000 Facsimile (310) 552-5001
____________________

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement

        If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. |X|

        If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

        If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

        If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement the same offering. |_|

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. |_|

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per share	Proposed maximum aggregate offering price (1)	Amount of registration fee
common stock, $.001 par value	1,392,650 shares	$1.00	$1,392,650	$113*

* Previously paid

(1)     Estimated pursuant to Rule 457(c) of the Securities Act of 1933 solely for the purpose of computing the amount of the registration fee based on the average of the bid and ask prices reported on the OTC Bulletin Board on September 16, 2004.

____________________

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall hereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.

PROSPECTUS
Subject to Completion, Dated September 16, 2004

1,392,650 Shares

TMSF HOLDINGS, INC.

COMMON STOCK

        This prospectus relates to 1,392,650 shares of common stock of TMSF Holdings, Inc. that may be sold from time to time by the selling stockholders named in this prospectus. We will not receive any proceeds from the sales by the selling stockholders.

        Our common stock is traded on the OTC Bulletin Board maintained by the National Association of Securities Dealers, Inc. under the symbol “TMFZ.”

        The securities offered by this prospectus involve a high degree of risk. See “Risk Factors” beginning on page 6.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

(The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.)

The date of this prospectus is _____________

TABLE OF CONTENTS

PROSPECTUS SUMMARY	1
RISK FACTORS	3
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS	14
USE OF PROCEEDS	15
DIVIDEND POLICY	15
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	15
BUSINESS	24
MANAGEMENT	31
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS	36
PRINCIPAL AND SELLING STOCKHOLDERS	37
DESCRIPTION OF CAPITAL STOCK	38
SHARES ELIGIBLE FOR FUTURE SALE	40
PLAN OF DISTRIBUTION	41
LEGAL MATTERS	42
EXPERTS	42
ADDITIONAL INFORMATION	42
INDEX TO FINANCIAL STATEMENTS	F-1

        Please read this prospectus carefully. It describes our business, our financial condition and results of operations. We have prepared this prospectus so that you will have the information necessary to make an informed investment decision.

        You should rely on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The selling stockholders are offering to sell shares of our common stock and seeking offers to buy shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of the prospectus, regardless of the time the prospectus is delivered or the common stock is sold.

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PROSPECTUS SUMMARY

                This summary highlights some information from this prospectus, and it may not contain all of the information that is important to you. You should read the following summary together with the more detailed information regarding our company and the common stock being sold in this offering, including “Risk Factors” and our consolidated financial statements and related notes, included elsewhere in, or incorporated by reference into, this prospectus.

Our Company

             We are a financial holding company previously operating as Little Creek, Inc. In November 2002, we acquired The Mortgage Store — a nationwide mortgage lender — and changed our name to TMSF Holdings, Inc. Prior to the acquisition of The Mortgage Store, Little Creek Inc. did not have any significant operational activity. The following discussion pertains to those of The Mortgage Store, our wholly owned subsidiary. We are a nationwide mortgage banker that originates, finances, and sells conforming and non-conforming mortgage loans secured by single-family residences. Upon origination we sell our loans, on a whole loan basis, for cash to investors who either retain these mortgages for their own portfolio or pool them into mortgage backed securities offered in the financial markets. Since 1996, we have been engaged in origination of specialty products commonly known as Alt-A mortgages for residential borrowers. Recently, we expanded our loan programs to include Type-A loans as well as sub-prime mortgages for borrowers with lower credit ratings.

             We have a wholesale division that solicits business from mortgage brokers and a retail division that markets directly to general public. There are currently over 2,000 approved brokers out of which approximately 500 actively conduct business with us. For the year ended December 31, 2003, we originated approximately $628.2 million of mortgage loans, of which approximately $442.9 million were generated through third party brokers.

             Loan applications are processed and underwritten by us in accordance with established guidelines acceptable to its investors, and are funded directly through our own credit facility (warehouse line). We do not maintain any loan portfolio for our own account, nor do we service the funded loans. We strive to sell the entire bulk of our funding within 30-60 days to investors for a cash premium price. The premium reflects the risk-adjusted value of the loan and is directly related to interest rates and borrower’s credit rating.

The Offering

Common stock offered by selling stockholders	1,392,650 shares
Common stock outstanding	15,000,000 shares
Use of proceeds	We will not receive any
proceeds from the sale of the
common stock
OTC Bulletin Board	TMFZ

              The above information is based on the number of shares of common stock outstanding as of August 25, 2004.

Additional Information

              We were originally incorporated in Utah under the name Little Creek, Inc. In October through November 2002, we acquired The Mortgage Store Financial, Inc. ("The Mortgage Store"), reincorporated in Delaware and changed our name to TMSF Holdings, Inc. Prior to the acquisition of The Mortgage Store, Little Creek Inc. did not have any significant operational activity. The following discussion pertains to those of The Mortgage Store, our wholly owned subsidiary. Our executive offices are located at 727 Seventh Street, Suite 850, Los Angeles, CA 90017. Our telephone number is (213) 234-2400.

              In this prospectus, the terms "we," "us," and "our" refer to TMSF Holdings, Inc., a Delaware corporation, and its consolidated subsidiary, as appropriate in the context, and, unless the context otherwise requires, "common stock" refers to the common stock, par value $0.001 per share, of TMSF Holdings, Inc.

Summary Consolidated Financial Data

              The following table presents summary consolidated financial data for the years ended December 31, 2002 and 2003, which has been derived from our audited consolidated financial statements included elsewhere in this prospectus, and as of June 30, 2004 and for the six months ended June 30, 2003 and 2004, which has been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The unaudited information has been prepared on the same basis as our audited consolidated financial statements and, in the opinion of management, contains all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of our operating results for these periods and our financial condition as of these dates. The selected consolidated financial data does not purport to indicate results of operations as of any future date or for any future period. The summary consolidated financial data has been derived from and should be read in conjunction with "Management's Discussion and Analysis of Results of Operations and Financial Condition" and our audited consolidated financial statements and notes thereto, which are included elsewhere in this prospectus.

	Six Months Ended		Year Ended
	June 30, 2004	June 30, 2003	December 31, 2003	December 31, 2002
Consolidated Statement of Operations Data:
Total income	$ 18,369,196	$ 13,123,653	$ 27,034,928	$ 13,659,459
Gross profit	10,742,780	5,699,834	12,779,071	6,072,043
Operating expenses	5,676,191	4,096,286	9,303,983	5,051,694

Operating income	5,066,589	1,603,548	3,475,088	1,020,349
Other income (expenses)	98,456	10,260	10,015	(8,794)
Provision for income taxes	1,905,600	646,000	1,312,000	423,800
Net income	3,259,445	967,808	2,173,103	587,755
Preferred stock dividends	--	--	--	(194,873)

Net income available to holders of common stock	$ 3,259,445	$ 967,808	$ 2,173,103	$ 392,882

Basic and fully diluted net income per share	$ 0.22	$ 0.06	$ 0.15	$ 0.04

Basic weighted average shares
outstanding	15,000,000	14,936,364	14,984,309	9,569,913

Fully diluted weighted average shares
outstanding	15,000,000	14,968,358	14,984,309	9,569,913

	As of June 30, 2004	As of December 31, 2003
Consolidated Balance Sheet Data:
Cash and cash equivalents	$ 5,765,149	$ 2,843,172
Mortgage loans held for sale	106,191,743	45,398,220
Total assets	118,771,917	49,997,368
Total liabilities	109,873,723	44,358,618
Total stockholders equity	$ 8,898,194	$ 5,638,750

RISK FACTORS

Any investment in our common stock involves a high degree of risk. You should carefully consider the risks described below and all of the information contained in this prospectus before deciding whether to purchase our common stock. If any of the following risks actually occur, our business, financial condition and results of operations could be harmed. The trading price of our common stock could decline, and you may lose all or part of your investment in our common stock.

RISKS RELATED TO OUR BUSINESS

We finance borrowers with lower credit ratings. The subprime loans we originate generally have higher delinquency and default rates than prime mortgage loans, which could result in losses on loans that we are required to repurchase

We are in the business of originating and selling conforming and non-conforming mortgage loans, which include sub-prime mortgage loans. Non-conforming mortgage loans generally have higher delinquency and default rates than prime mortgage loans. Delinquency interrupts the flow of projected interest income from a mortgage loan, and default can ultimately lead to a loss if the net realizable value of the real property securing the mortgage loan is insufficient to cover the principal and interest due on the mortgage loan.

Also, our cost of financing a delinquent or defaulted mortgage loan is generally higher than for a performing mortgage loan. We bear the risk of delinquency and default on mortgage loans beginning when we originate them and continuing even after we sell loans. We also reacquire the risks of delinquency and default for mortgage loans that we are obligated to repurchase. Repurchase obligations are typically triggered in loan sale transactions if a loan becomes more than 30 days delinquent on the loan for the first 90 days after transfer date, or in any sale (or securitization if we engage in securitizations in the future) if the loan materially violates our representations or warranties. At June 30, 2004, there was $4,265,724 of loans to be repurchased, and a $270,000 provision for losses has been taken by management in this regard. The management believes there is sufficient equity and mortgage insurance coverage for offsetting most of the shortcomings from any forced sales of these properties.

We attempt to manage these risks with risk-based mortgage loan pricing and appropriate underwriting policies and loan collection methods. However, if such policies and methods are insufficient to control our delinquency and default risks and do not result in appropriate loan pricing, our business, financial condition, liquidity and results of operations could be significantly harmed.

Any substantial economic slowdown could increase delinquencies, defaults and foreclosures and reduce our ability to originate loans

Periods of economic slowdown or recession may be accompanied by decreased demand for consumer credit, decreased real estate values, and an increased rate of delinquencies, defaults and foreclosures. Any material decline in real estate values would increase the loan-to-value ratios (“LTVs”) on mortgage loans that we hold pending sale, weaken our collateral coverage and increase the possibility of a loss if a borrower defaults. Many of the mortgage loans that we originate are to borrowers who make little or no down payment, resulting in higher LTVs.

A lack of equity in the home may reduce the incentive a borrower has to meet his payment obligations during periods of financial hardship, which might result in higher delinquencies, defaults and foreclosures. These factors would reduce our ability to originate mortgage loans. In addition, mortgage loans that we originate during an economic slowdown may not be as valuable to us because potential purchasers of our mortgage loans might reduce the premiums they pay for the loans to compensate for any increased risks arising during such periods. Any sustained increase in delinquencies, defaults or foreclosures are likely to significantly harm the pricing of our future mortgage loan sales and also our ability to finance our mortgage loan originations.

An increase in interest rates could result in a reduction in our mortgage loan origination volumes, an increase in delinquency, default and foreclosure rates and a reduction in the value of and income from our loans

A substantial and sustained increase in interest rates could harm our ability to originate mortgage loans because refinancing an existing mortgage loan would be less attractive and qualifying for a purchase mortgage loan may be more difficult. Existing borrowers with adjustable-rate mortgages may incur higher monthly payments as the interest rate increases, which may lead to higher delinquency and default rates.

If prevailing interest rates increase after we fund a mortgage loan, the value that we receive upon the sale or any securitization of the mortgage loan decreases. Additionally, the cost of financing our mortgage loans prior to sale is based primarily upon the prime rate of interest. The interest rates we charge on our mortgage loans are based, in part, upon prevailing interest rates at the time of origination, and the interest rates on all of our mortgage loans are fixed for at least the first two or three years. If the prime rate of interest increases after the time of loan origination, our net interest income — which represents the difference between the interest rates we receive on our mortgage loans pending sale and our prime rate-based cost of financing such loans — will be reduced. Accordingly, our business, financial condition, liquidity and results of operations may be significantly harmed as a result of increased interest rates.

We face intense competition that could adversely impact our market share and our revenues

We face intense competition from finance and mortgage banking companies, Internet-based lending companies where entry barriers are relatively low, and, to a growing extent, from traditional bank and thrift lenders that have entered the non-conforming and subprime mortgage industry. As we seek to expand our business further, we will face a significant number of additional competitors, many of whom will be well established in the markets we seek to penetrate. Some of our competitors are much larger than we are, have better name recognition than we do, and have far greater financial and other resources.

The government-sponsored entities Fannie Mae and Freddie Mac are also expanding their participation in the mortgage industry. These government-sponsored entities have a size and cost-of-funds advantage that allows them to purchase mortgage loans with lower rates or fees than we are willing to offer. While the government-sponsored entities presently do not have the legal authority to originate mortgage loans, including subprime mortgage loans, they do have the authority to buy mortgage loans. A material expansion of their involvement in the market to purchase non-conforming and subprime mortgage loans could change the dynamics of the industry by virtue of their sheer size, pricing power and the inherent advantages of a government charter. In addition, if as a result of their purchasing practices, these government-sponsored entities experience significantly higher-than-expected losses, such experience could adversely affect the overall investor perception of the subprime mortgage industry.

The intense competition in the non-conforming and subprime mortgage industries has also led to rapid technological developments, evolving industry standards and frequent releases of new products and enhancements. As mortgage products are offered more widely through alternative distribution channels, such as the Internet, we may be required to make significant changes to our current retail and wholesale structure and information systems to compete effectively. Our inability to continue enhancing our current Internet capabilities, or to adapt to other technological changes in the industry, could significantly harm our business, financial condition, liquidity and results of operations.

Competition in the industry can take many forms, including interest rates and costs of a mortgage loan, less stringent underwriting standards, convenience in obtaining a mortgage loan, customer service, amount and term of a mortgage loan and marketing and distribution channels. The need to maintain mortgage loan volume in this competitive environment creates a risk of price competition in the non-conforming and subprime mortgage industries. Price competition could cause us to lower the interest rates that we charge borrowers, which could lower the value of our mortgage loans. If our competitors adopt less stringent underwriting standards we will be pressured to do so as well, which would result in greater loan risk without compensating pricing. If we do not relax underwriting standards in response to our competitors, we may lose market share. Any increase in these pricing and underwriting pressures could reduce the volume of our mortgage loan originations and sales and significantly harm our business, financial condition, liquidity and results of operations.

Our business may be significantly harmed by a slowdown in the economy of California, where we conduct a significant amount of business

Since inception, a significant portion of the mortgage loans we have originated have been secured by property in California. For the six months ended June 30, 2004 and 2003, approximately 81.8% and 93%, respectively, of the loans we originated were collaterized by property located in California. An overall decline in the economy or the residential real estate market, or the occurrence of a natural disaster that is not covered by standard homeowners’ insurance policies, such as an earthquake, in California could decrease the value of mortgaged properties in California. This, in turn, would increase the risk of delinquency, default or foreclosure on mortgage loans in our portfolio or that we have sold to others. This could restrict our ability to originate or sell mortgage loans, and significantly harm our business, financial condition, liquidity and results of operations.

Our business requires a significant amount of cash and if it is not available our business will be significantly harmed

Our primary source of cash is our existing warehouse credit facilities and the proceeds from the sales of our mortgage loans. We require substantial cash to fund our mortgage loan originations, to pay our mortgage loan origination expenses and to hold our mortgage loans pending sale. Our warehouse credit facilities also require us to observe certain financial covenants, including the maintenance of certain levels of cash and general liquidity.

As of June 30, 2004, we financed substantially all of our existing loans through three separate warehouse credit facilities. One of our existing facilities is cancelable by the lender for cause at anytime and has a renewable one-year term. The other two of our warehouse lines have an expiration date of February 3, 2005 and February 1, 2005. Because these are short-term commitments of capital, the lenders may respond to market conditions, which may favor an alternative investment strategy for them, making it more difficult for us to secure continued financing. If we are not able to renew our existing warehouse credit facilities or arrange for new financing on terms acceptable to us, or if we default on our covenants or are otherwise unable to access funds under any of these facilities, we will have to curtail our mortgage loan origination activities. This would result in decreased revenues and profits from mortgage loan sales.

In addition, for the six months ended June 30, 2004 we had a negative operating cash flow of $56.7 million, and for the six months ended June 30, 2003, we had a positive operating cash flow of approximately, $20.8 million, which resulted from the use of approximately, $366.7 million, and $322.3 million, respectively, of cash for new loan originations offset by cash proceeds from the sale of loans of, $301.2 million, and $346.5 million, respectively. The timing of our mortgage loan dispositions (which are periodic) is not always matched to the timing of our expenses (which are continuous). This requires us to maintain significant levels of cash to maintain acceptable levels of liquidity. Any decrease in demand in the whole mortgage loan market such that we are unable to timely and profitably sell our mortgage loans would inhibit our ability to meet our liquidity demands.

Our existing warehouse credit facilities contain covenants that restrict our operations and may inhibit our ability to grow our business and increase revenues

Our existing warehouse credit facilities contain extensive restrictions and covenants that, among other things, require us to satisfy specified financial, asset quality and loan performance tests. If we fail to meet or satisfy any of these covenants, we would be in default under these agreements and our lenders could elect to declare all amounts outstanding under the agreements to be immediately due and payable, enforce their interests against collateral pledged under such agreements and restrict our ability to make additional borrowings. Our existing agreements also contain cross-default provisions, so that if a default occurs under any one agreement, the lenders under our other agreements could also declare a default.

The covenants and restrictions in our warehouse credit facilities may restrict our ability to, among other things: incur additional debt; make certain investments or acquisitions; repurchase or redeem capital stock; engage in mergers or consolidations; finance mortgage loans with certain attributes; reduce liquidity below certain levels; and hold mortgage loans for longer than established time periods.

These restrictions may interfere with our ability to obtain financing or to engage in other business activities, which may significantly harm our business, financial condition, liquidity and results of operations.

If we do not manage our growth effectively, our financial performance could be harmed

In recent years, we have experienced rapid growth that has placed, and will continue to place, certain pressures on our management, administrative, operational and financial infrastructure. As of June 30, 2004, we had 124 employees, and as of  June 30, 2003, we had 71 full time employees. Many of our current employees have very limited experience with us and a limited understanding of our systems and controls. The increase in the size of our operations may make it more difficult for us to ensure that we originate quality mortgage loans and that we service them effectively. We will need to attract and hire additional sales and management personnel in an intensely competitive hiring environment in order to preserve and increase our market share. At the same time, we will need to continue to upgrade and expand our financial, operational and managerial systems and controls. We also intend to continue to grow our business in the future, which could require capital, systems development and human resources beyond what we currently have. We cannot assure you that we will be able to:

  meet our capital needs;
  expand our systems effectively;
  allocate our human resources optimally;
  identify and hire qualified employees;
  satisfactorily perform our servicing obligations; or
  incorporate effectively the components of any businesses that we may acquire in our effort to achieve growth.

The failure to manage growth effectively would significantly harm our business, financial condition, liquidity and results of operations.

The inability to attract and retain qualified employees could significantly harm our business

We depend upon our wholesale account executives and retail mortgage loan officers to attract borrowers by, among other things, developing relationships with financial institutions, other mortgage companies and brokers, real estate agents, borrowers and others. We believe that these relationships lead to repeat and referral business. The market for skilled executive officers, account executives and loan officers is highly competitive and historically has experienced a high rate of turnover. In addition, if a manager leaves our company there is an increased likelihood that other members of his or her team will follow. Competition for qualified account executives and loan officers may lead to increased hiring and retention costs. If we are unable to attract or retain a sufficient number of skilled account executives at manageable costs, we will be unable to continue to originate quality mortgage loans that we are able to sell for a profit, which will reduce our revenues.

An interruption in or breach of our information systems may result in lost business

We rely heavily upon communications and information systems to conduct our business. As we implement our growth strategy and increase our volume of mortgage loan production, that reliance will increase. Any failure or interruption or breach in security of our information systems or the third-party information systems on which we rely could cause underwriting or other delays and could result in fewer mortgage loan applications being received and slower processing of applications. We cannot assure you that such failures or interruptions will not occur or if they do occur that they will be adequately addressed by us or the third parties on which we rely. The occurrence of any failures or interruptions could significantly harm our business.

Terrorist attacks or military actions may adversely affect our financial results

The effects that terrorist attacks in the United States or other incidents and related military action, or the result of the military actions by the U.S. and Coalition forces in Iraq or other regions, may have on our ability to originate mortgages on the values of the mortgaged properties can not be determined at this time. As a result of terrorist activity and military action, there may be a reduction in the new mortgages, which will adversely affect our ability to expand our mortgage originations. These potential consequences of terrorist attacks or military action will have an adverse affect on our financial results. Federal agencies and non-governmental lenders have, and may continue to, defer, reduce or forgive payments and delay foreclosure proceedings in respect of loans to borrowers affected in some way be recent and possible future events. In addition, activation of a substantial number of U.S. military reservists or members of the National Guard may significantly increase the proposition of mortgage loans whose mortgage rates are reduced by the application of the Soldiers' and Sailors' Civil Relief Act of 1940 or similar state laws, and neither the master service nor the services will be required to advance for any interest shortfall caused by any such reduction.

The success and growth of our business will depend upon our ability to adapt to and implement technological changes

Our mortgage loan origination business is currently dependent upon our ability to effectively interface with our brokers, borrowers and other third parties and to efficiently process loan applications and closings. The origination process is becoming more dependent upon technological advancement, such as the ability to process applications over the Internet, accept electronic signatures, provide process status updates instantly and other customer-expected conveniences that are cost-efficient to our process. Implementing this new technology and becoming proficient with it may also require significant capital expenditures. As these requirements increase in the future, we will have to fully develop these technological capabilities to remain competitive or our business will be significantly harmed.

If we are unable to maintain and expand our network of independent brokers, our loan origination business will decrease

A significant majority of our originations of mortgage loans comes from independent brokers. In 2003, 70% of our loan originations were originated through approximately 150 brokers. For the six months ended June 30, 2004, 78.3% of our loans were originated through approximately 480 brokers from a list of 2200 approved brokers; no broker represented more than 8% of our loan originations. Our brokers are not contractually obligated to do business with us. Further, our competitors also have relationships with our brokers and actively compete with us in our efforts to expand our broker networks. Accordingly, we cannot assure you that we will be successful in maintaining our existing relationships or expanding our broker networks, the failure of which could significantly harm our business, financial condition, liquidity and results of operations.

Our financial results fluctuate as a result of seasonality and other timing factors, which makes it difficult to predict our future performance and may affect the price of our common stock

Our business is generally subject to seasonal trends. These trends reflect the general pattern of housing sales, which typically peak during the spring and summer seasons. Our quarterly operating results have fluctuated in the past and are expected to fluctuate in the future, reflecting the seasonality of the industry. Further, if the closing of a sale of mortgage loans is postponed, the recognition of gain from the sale is also postponed. If such a delay causes us to recognize income in the next quarter, our results of operations for the previous quarter could be significantly depressed. If our results of operations do not meet the expectations of our stockholders and securities analysts, then the price of our common stock may decrease.

We are subject to losses due to fraudulent and negligent acts on the part of loan applicants, mortgage brokers, other vendors and our employees

When we originate mortgage loans, we rely heavily upon information supplied by third parties including the information contained in the mortgage loan application, property appraisal, title information and employment and income documentation. If any of this information is intentionally or negligently misrepresented and such misrepresentation is not detected prior to mortgage loan funding, the value of the mortgage loan may be significantly lower than expected. Whether a misrepresentation is made by the loan applicant, the mortgage broker, another third party or one of our own employees, we generally bear the risk of loss associated with the misrepresentation. A mortgage loan subject to a material misrepresentation is typically unsaleable or subject to repurchase if it is sold prior to detection of the misrepresentation. Even though we may have rights against persons and entities who made or knew about the misrepresentation, such persons and entities are often difficult to locate and it is often difficult to collect any monetary losses that we have suffered from them.

We have controls and processes designed to help us identify misrepresented information in our loan origination operations. We cannot assure you, however, that we have detected or will detect all misrepresented information in our loan originations. We are subject to losses due to fraudulent and negligent acts in other parts of our operations. If we experience a significant number of such fraudulent or negligent acts, our business, financial condition, liquidity and results of operations would be significantly harmed.

Defective mortgage loans may harm our business

In connection with the sale of our mortgage loans, we are required to make a variety of customary representations and warranties regarding our company and the mortgage loans. We are subject to these representations and warranties for the life of the mortgage loan and they relate to, among other things:

  compliance with laws;
  regulations and underwriting standards;
  the accuracy of information in the mortgage loan documents and mortgage loan file; and
  the characteristics and enforceability of the mortgage loan.

A mortgage loan that does not comply with these representations and warranties may be unsaleable or saleable only at a discount, and, if such a mortgage loan is sold before we detect a non-compliance, we may be obligated to repurchase the mortgage loan and bear any associated loss directly, or we may be obligated to indemnify the purchaser against any such losses. We believe that we have qualified personnel at all levels and have established controls to ensure that all mortgage loans are originated to the market’s requirements, but we cannot assure you that we will not make mistakes, or that certain employees will not deliberately violate our lending policies. We seek to minimize losses from defective mortgage loans by correcting flaws if possible and selling or re-selling such mortgage loans. We also create allowances to provide for defective mortgage loans in our financial statements. We cannot assure you, however, that losses associated with defective mortgage loans will not harm our results of operations or financial condition.

If the prepayment rates for our mortgage loans are higher than expected, our results of operations may be significantly harmed

When a borrower pays off a mortgage loan prior to the loan’s scheduled maturity, the impact on us depends upon when such payoff or “prepayment” occurs. Our prepayment losses generally occur after we sell (or securitize in the future) our mortgage loans and the extent of our losses depends on when the prepayment occurs. If the prepayment occurs within 12 to 18 months following a whole mortgage loan sale, we may have to reimburse the purchaser for all or a portion of the premium paid by the purchaser for the mortgage loan, again resulting in a loss of our profit on the mortgage loan.

Prepayment rates on mortgage loans vary from time to time and tend to increase during periods of declining interest rates. We seek to minimize our prepayment risk through a variety of means, including originating a significant portion of mortgage loans with prepayment penalties with terms of two to five years. No strategy, however, can completely insulate us from prepayment risks, whether arising from the effects of interest rate changes or otherwise. See ” Statutory and Regulatory Risks ” below for a discussion of statutes related to prepayment penalties.

We are exposed to environmental liabilities, with respect to properties that we take title to upon foreclosure, that could increase our costs of doing business and harm our results of operations

In the course of our activities, we may foreclose and take title to residential properties and become subject to environmental liabilities with respect to those properties. We may be held liable to a governmental entity or to third parties for property damage, personal injury, investigation and clean-up costs incurred by these parties in connection with environmental contamination, or may be required to investigate or clean up hazardous or toxic substances, or chemical releases at a property. The costs associated with investigation or remediation activities could be substantial. Moreover, as the owner or former owner of a contaminated site, we may be subject to common law claims by third parties based upon damages and costs resulting from environmental contamination emanating from the property. If we ever become subject to significant environmental liabilities, our business, financial condition, liquidity and results of operations would be significantly harmed.

STATUTORY AND REGULATORY RISKS

The nationwide scope of our operations exposes us to risks of noncompliance with an increasing and inconsistent body of complex laws and regulations at the federal, state and local levels

Because we originate mortgage loans on a national basis, we must comply with a multitude of extensive federal and state laws and regulations, as well as judicial and administrative decisions of all jurisdictions. The volume of new or modified laws and regulations has increased in recent years, and, in addition, individual cities and counties have begun to enact laws that restrict sub-prime mortgage loan origination activities in those cities and counties. The laws and regulations of each of these jurisdictions are different, complex and, in some cases, in direct conflict with each other. As our operations continue to grow, it may be more difficult to comprehensively identify, to accurately interpret and to properly program our technology systems and effectively train our personnel with respect to all of these laws and regulations, thereby potentially increasing our exposure to the risks of noncompliance with these laws and regulations. At the federal level, these laws and regulations include:

  the Equal Credit Opportunity Act;
  the Federal Truth in Lending Act and Regulation Z;
  the Home Ownership and Equity Protection Act;
  the Real Estate Settlement Procedures Act;
  the Fair Credit Reporting Act;
  the Fair Debt Collection Practices Act;
  the Home Mortgage Disclosure Act;
  the Fair Housing Act; and
  the Gramm-Leach-Bliley Act.

These laws and regulations among other things:

  impose licensing obligations and financial requirements on us;
  limit the interest rates, finance charges, and other fees that we may charge;
  prohibit discrimination;
  impose underwriting requirements;
  mandate disclosures and notices to consumers; and
  in some cases, impose assignee liability on the entities that purchase our mortgage loans or on us for loans we purchase.

Our failure to comply with these laws can lead to:

  civil and criminal liability;
  loss of approved status;
  demands for indemnification or loan repurchases from purchasers of our loans;
  class action lawsuits; and
  administrative enforcement actions.

New federal, state and local regulations may be enacted to protect consumers and may result in increased compliance costs and exposure to litigation

Regulatory and legal requirements are subject to change, making our compliance more difficult or expensive, or otherwise restricting our ability to conduct our business as it is now conducted. In particular, federal, state and local governments have become more active in the consumer protection area in recent years. For example, the federal Gramm-Leach-Bliley financial reform legislation imposes additional privacy obligations on us with respect to our applicants and borrowers. Several states are also considering adopting privacy legislation. In addition, several federal, state and local laws, rules and regulations have been adopted, or are under consideration, that are intended to eliminate so-called “predatory” lending practices. The federal Home Ownership and Equity Protection Act (“HOEPA”) identifies a category of mortgage loans and subjects such loans to restrictions not applicable to other mortgage loans. Loans subject to HOEPA consist of loans on which certain points and fees or the annual percentage rate (“APR”) exceed specified levels. Liability for violations of applicable law with regard to loans subject to HOEPA would extend not only to us, but to the purchasers of our loans as well. We generally do not make loans that are subject to HOEPA because the purchasers of our loans and/or the lenders that provide financing for our loan origination operations do not want to purchase or finance such loans. On October 1, 2002, the APR and “points and fees” thresholds for determining loans subject to HOEPA were lowered, thereby expanding the scope of loans subject to HOEPA. We anticipate that we will continue to avoid making loans subject to HOEPA, and the lowering of the thresholds beyond which loans become subject to HOEPA may prevent us from making certain loans and may cause us to reduce the APR or the points and fees on loans that we do make. If we decide to relax our restrictions on loans subject to HOEPA because the purchasers of our loans and/or the lenders that provide financing for our loan origination operations relax their restrictions, we will be subject to greater risks for actual or perceived non-compliance with HOEPA and other applicable laws, including demands for indemnification or loan repurchases from our lenders and loan purchasers, class action lawsuits and administrative enforcement actions.

Laws, rules and regulations have been adopted, or are under consideration, at the state and local levels that are similar to HOEPA in that they impose certain restrictions on loans on which certain points and fees or the APR exceeds specified thresholds. The restrictions include prohibitions on “steering” borrowers into loans with high interest rates and away from more affordable products, selling unnecessary insurance to borrowers, “flipping” or repeatedly refinancing loans and making loans without a reasonable expectation that the borrowers will be able to repay the loans. Compliance with some of these restrictions requires lenders to make subjective judgments, such as whether a loan will provide a “net tangible benefit” to the borrower. These restrictions expose a lender to risks of litigation and regulatory sanction no matter how carefully a loan is underwritten. In addition, an increasing number of these laws, rules and regulations seek to impose liability for violations on purchasers of loans, regardless of whether a purchaser knew of or participated in the violation.

Although it is against our policy to engage in such practices, we have generally avoided originating loans that exceed the APR or “points and fees” thresholds of these laws, rules and regulations, because the companies that buy our loans and/or provide financing for our loan origination operations generally do not want to buy or finance such loans. To the extent we do have financing and purchasers for such loans, we have, on a limited basis, begun to make loans which exceed the APR or “points and fees” thresholds of these laws, rules and regulations. The continued enactment of these laws, rules and regulations may prevent us from making certain loans and may cause us to reduce the APR or the points and fees on loans that we do make. In addition, the difficulty of managing the risks presented by these laws, rules and regulations may decrease the availability of warehouse financing and the overall demand for subprime loans, making it difficult to fund, sell or securitize any of our loans. If we decide to further relax our restrictions on loans subject to these laws, rules and regulations, we will be subject to greater risks for actual or perceived non-compliance with such laws, rules and regulations, including demands for indemnification or loan repurchases from our lenders and loan purchasers, class action lawsuits, increased defenses to foreclosure of individual loans in default, individual claims for significant monetary damages and administrative enforcement actions. If nothing else, the growing number of these laws, rules and regulations will increase our cost of doing business as we are required to develop systems and procedures to ensure that we do not violate any aspect of these new requirements.

On July 1, 2002, “predatory” lending legislation of the type described above became effective in California. As with other “predatory” lending laws, the California legislation imposes restrictions on loans which exceed “points and fees” or APR thresholds defined in the law. As of the date of this report, this law had not had, and in the future we do not expect it to have, a significant impact on the value or volume of our loan production in California.

We make “yield spread premium” payments to mortgage brokers on many of our loans, and the uncertainty of the federal judicial interpretation of the legality of these payments may increase our exposure to litigation, related defense expenses and adverse judgements

A substantial portion of our mortgage loans are originated through independent mortgage brokers. Mortgage brokers provide valuable services in the loan origination process and are compensated for their services by receiving fees on loans. Brokers may be paid by the borrower, the lender or both. If a borrower cannot or does not want to pay the mortgage broker’s fees directly, the loan can be structured so that the mortgage broker’s fees are paid from the proceeds of the loan, or the loan can provide for a higher interest rate or higher fees to the lender. The increased value of a loan with a higher interest rate enables the lender to pay all or a portion of the broker’s compensation. This form of compensation is often referred to as a “yield spread premium.” Regardless of its label or method of calculation, the payment is intended to compensate the broker for the services actually performed and the facilities actually provided.

Competitive forces currently demand that we pay mortgage brokers yield spread premiums on many of the loans we originate. The federal Real Estate Settlement Procedures Act (“RESPA”) prohibits the payment of fees for the mere referral of real estate settlement service business. This law does permit the payment of reasonable value for services actually performed and facilities actually provided unrelated to the referral. On September 18, 2002, the Eleventh Circuit Court of Appeals issued a decision in Heimmermann v. First Union Mortgage Corp. which reversed the court’s earlier decision in Culpepper v. Irwin Mortgage Corp. in which the court found the yield spread premium payments received by a mortgage broker to be unlawful per se under RESPA. Subsequent appellate court decisions have held similarly. The Department of Housing and Urban development (“HUD”) had responded to the Culpepper decision by issuing a policy statement (2001-1) taking the position that lender payments to mortgage brokers, including yield spread premiums, are not per se illegal. The Heimmermann decision eliminated a conflict that had arisen between the Eleventh Circuit and the Eighth and Ninth Circuit Courts of Appeals, with the result that all federal circuit courts which have considered the issue have aligned with the HUD policy statement and found that yield spread premiums are not prohibited per se. If other circuit courts that have not yet reviewed this issue disagree with the Heimmermann decision, there could be a substantial increase in litigation regarding lender payments to brokers and in the potential costs of defending these types of claims and in paying any judgments that might result.

Stockholder refusal to comply with regulatory requirements may interfere with our ability to do business in certain states

Some states in which we operate may impose regulatory requirements on our officers and directors and persons holding certain amounts, usually 10% or more, of our common stock. If any person holding such an amount of our stock fails to meet or refuses to comply with a state’s applicable regulatory requirements for mortgage lending, we could lose our authority to conduct business in that state.

We may be subject to fines or other penalties based upon the conduct of our independent brokers

The mortgage brokers from which we obtain loans have parallel and separate legal obligations to which they are subject. While these laws may not explicitly hold the originating lenders responsible for the legal violations of mortgage brokers, increasingly federal and state agencies have sought to impose such assignee liability. Recently, for example, the United States Federal Trade Commission (“FTC”) entered into a settlement agreement with a mortgage lender where the FTC characterized a broker that had placed all of its mortgage loan production with a single lender as the “agent” of the lender; the FTC imposed a fine on the lender in part because, as “principal,” the lender was legally responsible for the mortgage broker’s unfair and deceptive acts and practices. The United States Justice Department in the past has sought to hold a subprime mortgage lender responsible for the pricing practices of its mortgage brokers, alleging that the mortgage lender was directly responsible for the total fees and charges paid by the borrower under the Fair Housing Act even if the lender neither dictated what the mortgage broker could charge nor kept the money for its own account. Accordingly, we may be subject to fines or other penalties based upon the conduct of our independent mortgage brokers. When we are no longer able to rely on the Alternative Mortgage Transactions Parity Act to preempt certain state law restrictions on prepayment penalties, we may be unable to compete effectively with financial institutions that are exempt from such restrictions.

We are no longer able to rely on the Alternative Mortgage Transactions Parity Act to preempt certain state law restrictions on prepayment penalties, and we may be unable to compete effectively with financial institutions that are exempt from such restrictions

The value of a mortgage loan depends, in part, upon the expected period of time that the mortgage loan will be outstanding. If a borrower pays off a mortgage loan in advance of this expected period, the holder of the mortgage loan does not realize the full value expected to be received from the loan. A prepayment penalty payable by a borrower who repays a loan earlier than expected helps offset the reduction in value resulting from the early payoff. Consequently, the value of a mortgage loan is enhanced to the extent the loan includes a prepayment penalty, and a mortgage lender can offer a lower interest rate and/or lower loan fees on a loan which has a prepayment penalty. Prepayment penalties are an important feature to obtain value on the loans we originate.

Certain state laws restrict or prohibit prepayment penalties on mortgage loans, and we have relied on the federal Alternative Mortgage Transactions Parity Act (the “Parity Act”) and related rules issued in the past by the Office of Thrift Supervision (the “OTS”) to preempt state limitations on prepayment penalties. The Parity Act was enacted to extend to financial institutions, other than federally chartered depository institutions, the federal preemption which federally chartered depository institutions enjoy. However, on September 25, 2002, the OTS released a new rule that, as of July 1, 2003, reduced the scope of the Parity Act preemption preventing us from relying on the Parity Act to preempt state restrictions on prepayment penalties. The elimination of this federal preemption requires us to comply with state restrictions on prepayment penalties. This may place us at a competitive disadvantage relative to financial institutions that continue to enjoy federal preemption of such state restrictions because such institutions are able to charge prepayment penalties without regard to state restrictions and thereby may be able to offer loans with interest rate and loan fee structures that are more attractive than we are able to offer.

In addition, on April 24, 2003, a New Jersey state appellate court relied on the new OTS rule to find that the Parity Act does not preempt New Jersey state law restrictions on prepayment penalties. This ruling is contrary to previous published court opinions which have upheld such preemption under the Parity Act, including a May 8, 2000 decision by the United States District Court in New Jersey which upheld such preemption with respect to New Jersey state law. Nonetheless, if the New Jersey state court’s decision were followed by other courts, it might call into question the validity of prepayment penalty provisions under which we have previously collected prepayment penalties and which we continued to include in our loan documentation prior to July 1, 2003 on the basis of the Parity Act exemption.

The increasing number of federal, state and local “anti-predatory lending” laws may restrict our ability to originate or increase our risk of liability with respect to certain mortgage loans and could increase our cost of doing business

In recent years, several federal, state and local laws, rules and regulations have been adopted, or are under consideration, that are intended to eliminate so-called “predatory” lending practices. These laws, rules and regulations impose certain restrictions on loans on which certain points and fees or the annual percentage rate (“APR”) exceeds specified thresholds. Some of these restrictions expose a lender to risks of litigation and regulatory sanction no matter how carefully a loan is underwritten. In addition, an increasing number of these laws, rules and regulations seek to impose liability for violations on purchasers of mortgage loans, regardless of whether a purchaser knew of or participated in the violation.

It is against our policy to engage in predatory lending practices, and we have generally avoided, and will continue to avoid, originating loans that exceed the APR or “points and fees” thresholds of these laws, rules and regulations, because the rating agencies generally will not rate securities backed by such loans and the companies that buy our loans and/or provide financing for our loan origination operations generally do not want to buy or finance such loans. The continued enactment of these laws, rules and regulations may prevent us from making certain loans, may cause us to cease operations in certain jurisdictions altogether and may cause us to reduce the APR or the points and fees on loans that we do make. In addition, the difficulty of managing the risks presented by these laws, rules and regulations may decrease the availability of warehouse financing and the overall demand for subprime loans, making it difficult to fund, sell or securitize any of our loans. If we decide to relax our restrictions on loans subject to these laws, rules and regulations, we will be subject to greater risks for actual or perceived non-compliance with such laws, rules and regulations, including demands for indemnification or loan repurchases from our lenders and loan purchasers, class action lawsuits, increased defenses to foreclosure of individual loans in default, individual claims for significant monetary damages, and administrative enforcement actions. If nothing else, the growing number of these laws, rules and regulations will increase our cost of doing business as we are required to develop systems and procedures to ensure that we do not violate any aspect of these new requirements. Any of the foregoing could significantly harm our business, financial condition, liquidity and results of operations.

RISKS RELATED TO OUR CAPITAL STRUCTURE

Because there historically has been a limited amount of trading in our common stock, there can be no assurance that our stock price will not decline

Although our common stock trades on the OTC Bulletin Board, the public market for our common stock historically has not been very liquid and a regular trading market for the securities may not be sustained in the future. Nasdaq has enacted recent changes that limit quotations on the OTC Bulletin Board to securities of issuers that are current in their reports filed with the Securities and Exchange Commission. The effect on the OTC Bulletin Board of these rule changes and other proposed changes can not be determined at this time. The OTC Bulletin Board is an inter-dealer, over-the-counter market that provides significantly less liquidity than the Nasdaq’s automated quotation system (the “Nasdaq Stock Market”). Quotes for stocks included on the OTC Bulletin Board are not listed in the financial sections of newspapers, as are those for the Nasdaq Stock Market. Therefore, prices for securities traded solely on the OTC Bulletin Board may be difficult to obtain and holders of common stock may be unable to resell their securities at or near their original offering price or at any price.

Our quarterly revenues and operating results fluctuate as a result of a variety of factors that may result in volatility of our stock price

Our quarterly revenues and operating results have varied in the past and can be expected to fluctuate in the future due to a number of factors, many of which are beyond our control, including:

  the issuance of new equity securities pursuant to a future, offering;
  changes in interest rates;
  competitive developments, including announcements by us or our competitors of new products or services or significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;
  variations in quarterly operating results;
  change in financial estimates by securities analysts;
  the depth and liquidity of the market for our common stock;
  investor perceptions of our company and the non-conforming and subprime mortgage industries generally; and
  general economic and other national conditions.

As a result of these specific and other general factors, our operating results will likely vary from quarter to quarter and the results for any particular quarter may not be necessarily indicative of results for the full year. Any shortfall in revenues or net income from levels expected by securities analyst and investors could cause a decrease in the share price of our common stock.

Sales of additional common stock may adversely affect our market price

The sale or the proposed sale of substantial amounts of our common stock in the public market could materially adversely affect the market price of our common stock or other outstanding securities. As of September 14, 2004, Raymond Eshaghian, our Chief Executive Officer, beneficially owned 9,850,000 shares of our common stock and four other stockholders, including M. Aaron Yashouafar, one of our directors, beneficially owned 5,000,000 shares of our common stock, and these five stockholders have the right to require us to register their respective shares. The sale of a large amount of shares by one or more of the five stockholders, or the perception that such sales may occur, could adversely affect the market price for our common stock. In addition, we expect that the legal, accounting, and other costs associated with the registration of those shares will be substantial.

Our common stock is considered a “penny stock”

Our common stock is considered to be a “penny stock” because it meets one or more of the definitions in Rules 15g-2 through 15g-6 promulgated under Section 15(g) of the Securities Exchange Act of 1934, as amended. These include but are not limited to the following: (i) the stock trades at a price less than five dollars ($5.00) per share; (ii) it is NOT traded on a “recognized” national exchange; (iii) it is NOT quoted on the NASDAQ Stock Market, or even if so, has a price less than five dollars (5.00) per share; or (iv) is issued by a company with net tangible assets less than $2,000,000, if in business more than a continuous three years, or with average revenues of less than $6,000,000 for the past three years. The principal result or effect of being designated a “penny stock” is that securities broker-dealers cannot recommend the stock but must trade it on an unsolicited basis.

Broker-dealer requirements may affect trading and liquidity

Section 15(g) of the Securities Exchange Act of 1934, as amended, and Rule 15g-2 promulgated thereunder by the SEC require broker-dealers dealing in penny stocks to provide potential investors with a document disclosing the risks of penny stocks and to obtain a manually signed and dated written receipt of the document before effecting any transaction in a penny stock for the investor’s account.

Potential investors in our common stock are urged to obtain and read such disclosure carefully before purchasing any shares that are deemed to be “penny stock.” Moreover, Rule 15g-9 requires broker-dealers in penny stocks to approve the account of any investor for transactions in such stocks before selling any penny stock to that investor. This procedure requires the broker-dealer to (i) obtain from the investor information concerning his or her financial situation, investment experience and investment objectives; (ii) reasonably determine, based on that information, that transactions in penny stocks are suitable for the investor and that the investor has sufficient knowledge and experience as to be reasonably capable of evaluating the risks of penny stock transactions; (iii) provide the investor with a written statement setting forth the basis on which the broker-dealer made the determination in (ii) above; and (iv) receive a signed and dated copy of such statement from the investor, confirming that it accurately reflects the investor’s financial situation, investment experience and investment objectives. Compliance with these requirements may make it more difficult for investors in our common stock to resell their shares to third parties or to otherwise dispose of them in the market or otherwise.

The shares of our common stock will be subordinate to the rights of our wholly owned operating subsidiary’s existing and future creditors

We are a holding company and our only assets are the shares of capital stock of our wholly owned operating subsidiary, The Mortgage Store. As a holding company without independent means of generating operating revenues, we depend upon dividends and other payments from The Mortgage Store to fund our obligations and meet our cash needs. Our expenses may include the salaries of our executive officers, insurance and professional fees. Financial covenants under the existing or future loan agreements of The Mortgage Store, or provisions of the California Corporations Code, may limit The Mortgage Store’s ability to make sufficient dividend or other payments to us to permit us to fund our obligations or meet our cash needs, in whole or in part. By virtue of this holding-company structure, the shares of our common stock purchased in this offering will be structurally junior in right of payment to all existing and future liabilities of The Mortgage Store.

We may be subject to unknown liabilities as a result of reverse merger

We became a publicly traded company through a reverse merger with an unrelated company, which had prior operations in an unrelated business. There may be potential liabilities incurred by the prior business, which are unknown to us for which we may be held liable. We have no insurance for liabilities incurred as a result of business conducted prior to the reverse merger.

Control by officer, director and majority stockholder

We are controlled by Raymond Eshaghian, who beneficially owns 63.5% of our outstanding common stock as of September 14, 2004. Mr. Eshaghian serves as our Chief Executive Officer and a member of our Board of Directors. As a result, Mr. Eshaghian is able to (i) elect a majority of our Board of Directors, (ii) approve the sale of our assets, mergers and other business combination transactions and (iii) direct and control our operations, policies, and business decisions.

Some provisions of our Certificate of Incorporation and Bylaws may deter takeover attempts, which may limit the opportunity of our stockholders to sell their shares at a favorable price

Some of the provisions of our Certificate of Incorporation and Bylaws could make it more difficult for a third party to acquire us, even if doing so might be beneficial to our stockholders by providing them with the opportunity to sell their shares possibly at a premium over the then market price.

For example, our Certificate of Incorporation authorizes our Board of Directors to issue up to 10,000,000 shares of preferred stock. The preferred stock may be issued in one or more series, the terms of which may be determined at the time of issuance by our Board of Directors without further action by the stockholders. These terms may include voting rights including the right to vote as a series on particular matters, preferences as to dividends and liquidation, conversion rights, redemption rights and sinking fund provisions. No shares of preferred stock will be outstanding upon the closing of this offering and we have no present plans for the issuance of any preferred stock. The issuance of any preferred stock, however, could diminish the rights of holders of our common stock, and therefore could reduce the value of our common stock. In addition, specific rights granted to future holders of preferred stock could be used to restrict our ability to merge with, or sell assets to, a third party. The ability of our Board of Directors to issue preferred stock could make it more difficult, delay, discourage, prevent or make it more costly to acquire or effect a change in control, thereby preserving the current stockholders’ control.

In addition, we are also subject to Section 203 of the Delaware General Corporation Law that, subject to certain exceptions, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder. The preceding provisions of our Certificate of Incorporation and Bylaws, as well as Section 203 of the Delaware General Corporation Law, could discourage potential acquisition proposals, delay or prevent a change of control and prevent changes in our management, even if such things would be in the best interests of our stockholders.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

                In addition to historical information, this prospectus contains statements relating to our future business and/or results, including, without limitation, the statements under the captions “Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” These statements include certain projections and business trends that are “forward-looking” within the meaning of the United States Private Securities Litigation Reform Act of 1995. You can identify these statements by the use of words like “may,” “will,” “could,” “should,” “project,” “believe,” “anticipate,” “expect,” “plan,” “estimate,” “forecast,” “potential,” “intend,” “continue” and variations of these words or comparable words. Forward-looking statements do not guarantee future performance and involve risks and uncertainties. Actual results will differ, and may differ materially, from projected results as a result of certain risks and uncertainties. These risks and uncertainties include, without limitation, those described under “Risk Factors” and those detailed from time to time in our filings with the SEC, and include, among others, the following:

  changes in demand for mortgage loans due to fluctuations in the real estate market, interest rates or the market in which we sell our loans;
  changes in government regulations that affect our ability to originate mortgage loans;
  changes in the credit markets, which affect our ability to borrow money to originate mortgage loans;
  the degree and nature of our competition;
  our ability to employ and retain qualified employees; and
  the other factors referenced in this prospectus, including, without limitation, under the sections entitled "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and "Business."

     These risks are not exhaustive. Other sections of this prospectus may include additional factors which could adversely impact our business and financial performance. Moreover, we operate in a very competitive and rapidly changing environment. New risk factors emerge from time to time and it is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or to the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results. These forward-looking statements are made only as of the date of this prospectus. Except for our ongoing obligation to disclose material information as required by federal securities laws, we do not intend to update you concerning any future revisions to any forward-looking statements to reflect events or circumstances occurring after the date of this prospectus.

USE OF PROCEEDS

     We will not receive any proceeds from the sale of the shares of common stock by the selling stockholders.

MARKET FOR COMMON STOCK AND RELATED STOCKHOLDER MATTERS

      Our common stock is currently quoted on the OTC Bulletin Board under the symbol "TMFZ." Although shares of our common stock have been quoted on the OTC Bulletin Board since April 24, 2001, there was no public market activity prior to the quarter ended December 31, 2002. The following table sets forth the range of reported high and low bid prices per share of our common stock for the periods indicated. The quotations reflect inter-dealer prices, without retail mark-ups, mark-downs or commissions and may not necessarily represent actual transactions in an established trading market. No assurance can be given that any public market activity for our common stock will continue to develop or be maintained.

	High	Low
2002:
Fourth Quarter	$ 0.40	$ 0.15
2003:
First Quarter	$ 1.25	$ 0.15
Second Quarter	1.45	0.40
Third Quarter	1.05	0.60
Fourth Quarter	0.80	0.52
2004:
First Quarter	$ 1.01	$ 0.60
Second Quarter	1.20	0.75
Third Quarter through September 14, 2004	2.30	0.76

DIVIDEND POLICY

     We have not declared or paid any cash dividends on our common stock, and we currently intend to retain future earnings, if any, to finance the expansion of our business, and we do not expect to pay any cash dividends in the foreseeable future. The decision whether to pay cash dividends on our common stock will be made by our board of directors, in their discretion, and will depend on our financial condition, operating results, capital requirements and other factors that the board of directors considers significant.

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     This prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Our actual results could differ materially from those set forth as a result of general economic conditions and changes in the assumptions used in making such forward-looking statements. The following discussion and analysis of our financial condition and results of operation should be read together with the audited consolidated financial statements and accompanying notes and other financial information apprearing else where in this prospectus.

General

We are a financial holding company that through our wholly owned subsidiary, The Mortgage Store Financial, Inc. is engaged in nationwide mortgage banking to originate, finance, and sell conforming and non-conforming mortgage loans secured by single-family residences.

We originate our loans primarily through independent mortgage brokers across the United States and, to a lesser extent, through our direct sales force in our retail offices. We primarily sell our loans in whole loan transactions and currently do not retain any interest in the servicing of the loans.

Revenue Model

Our operations generate revenues in three ways:

  Income from sales of loans. We generate income from selling the loans we originate for a premium. This accounts for a substantial percentage of our revenues.
  Mortgage interest income. We earn mortgage interest income on loans held for sale from the time we originate the loan until the time we sell the loan. This income is partially offset by our borrowing costs under our warehouse borrowing facilities.
  Commission fee income. To a lesser extent we generate commission fee income from our retail origination and lending activities.

Financial Highlights

Our operations consist primarily of originating loans that we pool and sell in the secondary markets. We analyze and group our loans together to maximize our profit from the sale of each class of mortgages. To date all of our loan sales are structured as whole loan sales where we dispose of our entire interest in the loans and produce immediate cash revenues. However, in the future we may determine that other strategies such as securitization or retaining servicing rights may be more profitable and we may begin to engage in those activities.

For the six months ended June 30, 2004 we realized income of $5.2 million before provision for income tax. The net income after provision for income tax was $3.3 million or $0.22 per basic share.

During the six months ended June 30, 2004 we continued to benefit from the higher premiums which we received from sales of Alt-A type mortgage loans. The weighted average premium we realized from the sales of loans during three months ended June 30, 2004 was 3.61% compared to 2.18% for the same period in 2003. With higher origination and sales of loans during the three months ended June 30, 2004 compared to same period in 2003, we recognized $8.8 million revenue from sales of $186.6 million mortgage loans compared to $4.8 million from sales of $156.0 million respectively.

Our emphasis on purchase money mortgages and increased marketing efforts resulted in a 13.4% increase in our volume of funding during the six months ended June 30, 2004 over the same period in 2003. While, the weekly average rate of 30 year mortgages as published by Freddie Mac during the three months ended June 30, 2004 was 60 basis points higher than that of similar period in 2003 effecting the refinancing market for conforming loans, our loan origination increased from $150.5 million for the three months ended June 30, 2003 to $221.4 million for the same period in 2004. During the six months ended June 30, 2004 purchase money loans accounted for 61% of our origination.

Our recent financial highlights include:

  Loan originations. For the six months ended June 30, 2004 we funded $365.7 million of loans compared to $322.4 million for the three months ended June 30, 2003. Our wholesale channel, which originates loans through independent mortgage brokers, originated $287.2 million of loans in the six months ended June 30, 2004 and $101.2 million in the comparable period in 2003.
  Whole loan sales - cash income from sale. For the six months ended June 30, 2004 we sold $251.3 million of loans compared to $346.5 million during the six months ended June 30, 2003. Our revenue from sales of loan was $15.0 million during the six months ended June 30, 2004 compared to $10.9 million for the comparable period in 2003.

Accounting for Our Loan Sales

When we sell our mortgage loans in whole loan sale transactions, we dispose of our entire interest in the loans. We recognize revenue at the time of the sale of loans. The revenue consists of pricing premiums from sales less cost of financing origination of loans. The lender and retail origination fees are also recognized at the time we sell the loans. Lender fees and origination fees that are payable to third party brokers and which are paid by borrowers on mortgage loans held for sale are deferred as a balance sheet item and are recaptured as revenue in the statements of operations when the related loans are sold.

We separately record mortgage interest income on loans we hold from the date of origination to the date of sale.

Critical Accounting Policies

The preparation of our financial statements requires us to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although we base our estimates and assumptions on historical experience and on various other factors that we believe to be reasonable under the circumstances, our management exercises significant judgment in the final determination of our estimates. Actual results may differ from these estimates.

Pursuant to our critical accounting policies the following reflect significant judgments by management:

         Income from Sales of Mortgage Loans

        To date our income from sales of mortgage loans has consisted primarily of cash gain that resulted from whole loan sales. To date, we have sold all of our loans on a servicing released basis. Currently, we do not retain servicing rights. However, in the future we may decide to retain the right to service any of the loans that we have sold, in which case we may also record non-cash sales related to the value of those servicing rights.

         Gain on Sale

        Gains or losses resulting from our loan sales are recorded at the time of sale. At the closing of a sale we remove the mortgage loans held for sale and related warehouse debt from our books and record the net gain or loss to our income statement.

        Accordingly, our financial results are significantly impacted by the timing of our loan sales. If we hold a significant pool of loans at the end of a reporting period, those loans will remain on our balance sheet, along with the related debt used to fund the loans. The revenue that we generate from those loans will not be recorded until the subsequent reporting period when we sell the loans.

        A number of factors influence the timing of our loan sales and our targeted disposition strategy, including the current market demand for our loans, liquidity needs, and our strategic objectives. We have, from time to time, delayed the sale of loans to a later period, and may do so again in the future.

         Provisions for Loan Losses

        We may make market valuation adjustments on certain non-performing loans, other loans we hold for sale and real estate owned. These adjustments are based upon our estimate of expected losses and are based upon the value that we could reasonably expect to obtain from a sale. An allowance for losses on loans held for sale is recorded in an amount sufficient to maintain adequate coverage for probable losses on such loans. However, we do not record a reserve for liabilities associated with loans sold which we may be requested to repurchase due to breaches of representations and warranties and early payment defaults. Our estimate of expected losses could increase or decrease if our actual loss experience or repurchase activity is different than originally estimated, or if economic factors change the value we could reasonably expect to obtain from a sale. In particular, if actual losses increase or if values reasonably expected to be obtained from a sale decrease, the provision for losses would increase. Any increase in the provision for losses could adversely affect our results of operations.

         Interest Rate Risk, Derivatives and Hedging

        We face two primary types of interest rate risk: during the period from approval of a loan application through loan funding, and on our loans held for sale from the time of funding to the date of sale. Interest rate risk exists during the period from approval of a loan application through loan funding and from the time of funding to the date of sale because the premium earned on the sale of these loans is partially contingent upon the then-current market rate of interest for loans as compared to the contractual interest rate of the loans. In the past we have attempted to minimize such risk through forward commitments and other such strategies.

        As part of our interest rate management process, we intend to use derivative financial instruments such as options and futures. The use of derivatives is intended to mitigate volatility of earnings associated with fluctuations in the gain on sale of loans due to changes in the current market rate of interest. We do not intend to use derivatives to speculate on interest rates. For derivative financial instruments designated as hedge instruments, we will evaluate the effectiveness of these hedges against the mortgage loans being hedged to ensure that there remains a highly effective correlation in the hedge relationship. To hedge the adverse effect of interest rate changes on the fair value of mortgage loans held for sale we will use derivatives as fair value hedges under SFAS No. 133. Once the hedge relationship is established, the realized and unrealized changes in fair value of both the hedge instrument and mortgage loans will be recognized in the period in which the changes occur. The net amount recorded in our consolidated statements of operations will be referred to as hedge ineffectiveness. Any change in the fair value of mortgage loans recognized as a result of hedge accounting will be reversed at the time we sell the mortgage loans. This will result in a correspondingly higher or lower gain on sale revenue at such time. For derivative financial instruments not designated as hedge instruments, realized and unrealized changes in fair value will be recognized in the period in which the changes occur or when such instruments are settled.

The following table sets forth our results of operations for the periods indicated. All amounts are in 000s.

	Six Months Ended		Year Ended
	June 30, 2004	June 30, 2003	December 31, 2003	December 31, 2002
Consolidated Statement of Operations Data:
Revenue
Income from sales of loans	$14,966	$10,872	$22,507	$11,338
Mortgage interest income	2,948	2,135	4,183	2,255
Escrow service income	85	95	268	-
Commission fee income	370	22	77	66
Total revenue	18,369	13,124	27,035	13,659

Cost of sales
Commission expense	4,980	4,932	9,467	5,129
Warehouse interest expense	1,505	2,006	3,206	1,749
Reserve-mortgage impairments	452	-	-	-
Other closing expenses	689	606	1,583	709
Total cost of sales	7,626	7,544	14,256	7,587
Gross profit	10,743	5,580	12,779	6,072

Operating expenses
Salaries and wages	3,938	2,620	6,285	2,875
Occupancy	221	288	607	206
General and administrative	1,517	1,181	2,412	1,753
Loss from REO	-	-	-	218
Total operating expenses	5,676	4,096	9,304	5,052
Income from operations	5,067	1,484	3,475	1,020
Other income (losses)	98	10	10	9
Income before tax	5,165	1,494	3,485	1,011
Provision for income tax	1,906	646	1,312	424
Net income	$ 3,259	$ 848	$ 2,173	$ 588

Basic weighted average
shares outstanding	15,000,000	14,936,364	14,984,309	9,569,913

Fully diluted weighted average
shares outstanding	15,000,000	14,968,358	14,984,309	9,569,913

Basic and fully diluted earnings per share	$ 0.22	$ 0.06	$ 0.15	$ 0.04

	As of June 30, 2004	As of December 31, 2003	As of December 31, 2002	As of December 31, 2001
Consolidated Balance Sheet Data:
Cash and cash equivalents	$ 5,765	$ 2,843	$ 732	$ 1,249
Restricted Cash	1,196	489	1,521	158
Mortgage loans held for sale	106,192	45,398	83,082	14,917
Total assets	118,772	49,997	86,305	16,598
Total liabilities	109,874	44,359	82,848	14,909
Preferred Stockholder's Equity	-	-	-	1,493
Total stockholders' equity	$ 8,898	$ 5,639	$ 3,457	$ 1,690

Results of operations for the six months ended June 30, 2004 compared to the six months ended June 30, 2003

Revenue
Total revenue. Total revenue increased 40.0% from $13.1 million for six months ended June 30, 2003 to $18.4 million for the first six months of 2004. This increase was due to increases in income from sales of loans of $15.0 million and mortgage interest income of $2.9 million.

Income from sales of loans. Income from sales of loans increased 37.7% from $10.9 million for the first six months of 2003 to $15.0 million for the comparable period in 2004 due to higher volume of whole loan sales in 2004 as compared to 2003 and higher premiums collected on the sale of loans. Total whole loan sales for the six months ended June 30, 2004 was $302.2 million compared to $346.5 million for the same period in 2003.

Interest income on loans held for sale. Mortgage interest income increased 38.1% from $2.4 million for the six months ended June 30, 2003 to $2.9 million for the comparable period in 2004. The increase in interest income was due to an increase in the inventory of loans held for sale.

Loan origination income. The commission fees earned on loans that we broker out to other lenders increased from $22,000 for the six months ended June 31, 2003 to $370,000 for the comparable period in 2004. The mortgage origination fees earned by us for retail loans which we fund are recognized at the time of sale of those mortgage loans and are included in the income from sale of loans

Other Income. Income from our escrow division and other misc. sources was $86,000 for the six months ended June 30, 2004 compared to $100,000 for the comparable period in 2003. We have discontinued our escrow division operations.

Cost of sales
Commission Expense. Commission expenses for mortgage loans sold during six months ended June 30, 2003 remained the same as during the comparable period in 2002 at $4.9 million.

Warehouse interest expense. Warehouse interest expense for the six months ended June 30, 2004 decreased 25.0% to $2.0 million for the comparable period in 2003 to $1.5 million. The decrease in interest expense was due to lower warehouse interest rates.

Other closing expenses. Other closing expenses related to closing of loans, including credit check expenses, appraisal and appraisal review fees and closing expenses, increased 13.9% to $690,000 for the six months ended June 30, 2004 from $606,000 for the comparable period in 2003.

Operating expenses

Total operating expenses. Total operating expenses increased 36.4% from $4.1 million for the six months ended June 30, 2003 to $5.6 million for the six months ended June 30, 2004. The increase was the result of higher salaries, wages, and benefits expense, and increases in other variable operating expenses associated with growth in mortgage loan volume and in the number of employees.

Salaries and wages. Salaries and wages increased 50.4% from $2.6 million for the six months ended June 30, 2003 to $3.9 million for the six months ended June 30, 2004. The increase was due to growth in the number of employees, as well as higher commission and bonus expenses related to loan production.

Occupancy.     Occupancy expense decreased 23.2% from $288,000 for the six months ended June 30, 2003 to $221,000 for the three months ended June 30, 2004. The decrease was the result of a reduction in the office space used for in-house retail loan officers.

General and administrative. General and administrative expenses increased 28.7% from $1.2 million for the six months ended June 30, 2003 to $1.5 million for the three months ended June 30, 2004. This increase was due to an increase in mortgage loan origination volume, increased marketing expenses, and an increase in the number of employees.

Provision for income tax. Provision for income tax increased from $646,000 for the six months ended June 30, 2003 to $1.9 million for the six months ended June 30, 2004. This increase was a result of our increase in income before taxes from $1.6 million for the six months ended June 30, 2003 to $5.2 million for the six months ended June 30, 2004.

Results of operations for twelve months ended December 31, 2003 compared to the same period in 2002

Revenue
Total revenue. Total revenue increased 97.9% from $13.7 million for twelve months ended December 31, 2002 to $27.0 million for the three months ended December 31, 2003. This increase was due to increases in income from sales of loans of $22.5 million and mortgage interest income of $4.2 million.

Income from sales of loans. Income from sales of loans increased 99.1% from $11.3 million for the twelve months ended December 31, 2002 to $22.5 million for the same period in 2003 due to higher volume of whole loan sales. Total whole loan sales increased 141.2% from $275.1 million for the twelve months ended December 31, 2002 to $663.6 million for the same period in 2003. This increase was due to increased loan originations during the twelve months ended December 31, 2003 compared to the same period in 2002. The weighted average premium for whole loan sales was 2.3% for loans sold in the twelve months ended December 31, 2003 compared to 2.4% for comparable period in 2002.

The lower weighted average premium we received from sales of loans in the twelve months ended December 31, 2003 reflect a decline in value of loans with lower mortgage rates which were originated and held for sale prior to the sharp increase of rates in June and July 2003.

Interest income on loans held for sale. Mortgage interest income increased 85.4% from $2.3 million for the twelve months ended December 31, 2002 to $4.2 million for the comparable period in 2003. The increase in interest income was due to increase in the volume of loans originated in 2003 compared to 2002.

Commission fee income. To lesser extent, we earn commission fees on loans that we broker out to other lenders. The mortgage origination fees earned by us for retail loans are recognized at the time of sale of those mortgage loans and are included in the income from sale of loans. Commission fee income increased twelve months ended December 31, 2003.

Escrow fee income. Income from our escrow division was $269,000 for the twelve months ended December 31, 2003. Our escrow division was established late in 2002 and recognized negligible income in that year.

Cost of sales
Commission Expense. Commission expenses for mortgage loans sold during twelve months ended December 31, 2003 increased 84.58% to $9.5 million from $5.1 million in the twelve months ended December 31, 2002. This increase was due to an increased volume of origination. Commission expense, which is primarily pricing rebate paid by the company and origination fee deducted from borrower's fund at origination, are recognized at the time of sale to correspond with the recognition of income for the same loan. The commissions paid for loans which are held for sale are included in the value of loans held for sale on our balance sheet. As of December 31, 2003, we had paid $870,000 in commissions for loans held for sale.

Warehouse interest expense. Warehouse interest expense represents the interest incurred on all financing associated with use of our warehouse credit facilities during the time our loans are on the line prior to their sale. Interest expense increased 83.3% to $3.2 million for the twelve months ended December 31, 2003 from $1.7 million for the same period in 2002. The increase in interest expense was due to the increase in our volume of borrowing offset partially by lower cost of financing of our facility with Countrywide Home Loans. Our average warehouse borrowing increased 105.8% from $31.0 million for 2002 to $63.8 million for 2003. The weighted average number of days we held loans before sale was 37 and 36 days respectively. The interest rate for one of our warehouse financing is a variable rate equal to prime rate plus 0.5%. The interest charge increased to prime plus 3% for loans held over 60 days. The interest rate for our second warehouse facility which was in use between April and October 2003 was equal to the 1 month LIBOR rate plus 2%.

Other closing expenses. Other closing expenses related to closing of loans, including credit check expenses, appraisal and appraisal review fees and closing expenses, increased 123.27% to $1.6 million for the twelve months ended December 31, 2003 from $709,000 for the comparable period in 2002. This increase reflects the additional cost related to increased volume loan origination as well as the added cost of acquiring leads for our retail mortgage origination.

Operating expenses

Total operating expenses. Total operating expenses increased 84.2% from $5.1 million for the twelve months ended December 31, 2002 to $9.3 million for the twelve months ended December 31, 2003. The increase was the result of higher salaries, wages, and benefits expense, and increases in other variable operating expenses associated with growth in mortgage loan volume and in the number of employees.

Salaries and wages. Salaries and wages increased 118.6% from $2.9 million for the twelve months ended December 31, 2002 to $6.3 million for the twelve months ended December 31, 2003. The increase was due to growth in the number of our employees, as well as higher commission and bonus expenses related to loan production. The total number of our employees decreased from 302 at December 31, 2002 to 206 at December 31, 2003 including 136 commission based employees. This decrease was primarily in the number of commission only sales employees.

Occupancy.Occupancy expense increased 194.7% from $206,000 for the twelve months ended December 31, 2002 to $607,000 for the twelve months ended December 31, 2003. The increase resulted from an expansion in leased office space. The occupancy expense in 2003 includes cost of leasehold improvements for office space which we occupied on a month-to-month basis and discontinued to use when we reduced our retail sale operation after the rise in mortgage rates and lower refinancing activity.

General and administrative. General and administrative expenses increased 37.6% from $1.8 million for the twelve months ended December 31, 2002 to $2.4 million for the twelve months ended December 31, 2003. This increase was due to an increase in mortgage loan origination volume, increased marketing expenses, and an increase in the number of employees.

Loss from real estate owned. While we sell all of our loans for a cash price with servicing rights released, under terms of our agreements with various purchasers, we make certain representations and warranties to the purchaser, which we are obligated to satisfy or correct even after completion of sale transaction. For example we agree to repurchase loans where borrowers default on their payments within 90 days from date of transfer of servicing.

As of December 31, 2003, we had not made any provision for losses from Real Estate Owned or loans in default. While, at December 31, 2003 we had outstanding requests from purchasers of our closed loans to repurchase 3 loans with total note amount of $584,250 due to early payment default, the management believes that our interest in each mortgage loan is sufficiently covered by owner’s equity or private mortgage insurance.

In September 2003 we completed the repurchase of one loan for total amount of $315,000. Concurrently, we entered into an agreement with the borrower where the borrower transferred the ownership of the property to us in lieu of foreclosure. As of December 31, 2003 we had taken title to this property and are currently collecting rent from tenants in all units. This property is classified as REO, and we expect to sell this property at no loss. At December 31, 2003 we had two other loans that were classified as REO. One loan in the amount of $139,000 was repurchased due to early payment default and one loan in the amount of $118,000 was foreclosed by us while held for sale. Subsequently, we have sold the foreclosed property at a price above the original loan amount. The second property is covered by PMI and a claim has been filed with the insurer and we are expecting to sell the property upon approval of the insurer.

Provision for income tax. Provision for income tax increased from $424,000 for the twelve months ended December 31, 2002 to $1,312,000 for twelve months ended December 31, 2003. This increase was a result of the increase in our income before taxes from $1 million for the twelve months ended December 31, 2002 to $3.5 million for the twelve months ended December 31, 2003.

Liquidity and capital resources
As a mortgage banking company, our primary cash requirements include the funding of (1) mortgage loan originations, including principal, as well as origination costs such as commissions and broker premiums, (2) interest expense on and repayment of principal on warehouse credit facilities, (3) operational expenses, and (4) tax payments. We fund these cash requirements with cash received from (1) borrowings under warehouse credit facilities, (2) loan sales, (3) mortgage interest collections on loans held for sale, (4) points and fees collected from the origination of loans, and (5) private sales of equity and debt securities.

We use warehouse credit facilities to finance a significant portion of our loan originations. It is our intention to utilize the maximum allowable leverage ratio, defined as our total liabilities divided by our stockholders’ equity, for our warehouse financing.

Our liquidity strategy is to maintain sufficient and diversified warehouse credit facilities to finance our mortgage loan originations, to maintain strong relationships with a diverse group of whole loan purchasers, and to establish the ability to execute our own securitizations. This provides us with the ability to finance our growing origination operations and to maximize our realization of the value of loans we originate.

In the past, we have financed our operations through increased warehouse borrowing, additional capitalization, and cash income generated from our operations. In the future, realization of our expansion plans will depend on our ability to secure sufficient credit facilities to fund larger volumes of loans. The extent of this borrowing in turn depends on our net worth and requires certain restricted cash deposits to be maintained with the lender. In addition to cash earnings generated from our operations, we intend to increase our cash and net worth through offerings of our equity or debt securities.

As of June 30, 2004, we had three warehouse credit facilities to finance our loan originations. After funding the loans, we sell our mortgage loans within one to three months of origination and pay off the warehouse credit facilities with the proceeds. Both of these warehouse facilities were structured as repurchase agreements, where the warehouse will provide the funds for origination of loans and will hold the collateral until we repurchase the loans to sell them to the investors. Under terms of such agreements, the investor would send the purchase proceeds directly to the warehouse lender, where the principal borrowing plus accrued interest and fees are deducted before the balance is forwarded to us.

One warehouse credit facility with a financial institution in the amount of $80 million is structured as a repurchase agreement and accrues interest at a rate based upon 1 month LIBOR (1.36875% as of June 30, 2004) plus 2.25%. In addition this facility has a temporary increase of $20 million, which expires on August 15, 2004 at which time the credit limit will return to $80 million and the balance will return to or below this figure. This facility provides 100% credit for loans that are committed for sale to an affiliate of the financial institution. As of June 30, 2004 we had an outstanding balance of $63.4 million on this facility.

Our second warehouse facility is structured as a repurchase agreement and allows funding up to $30 million. This facility contains a sub-limit for various categories of loans such as “wet” funding (loans for which the collateral custodian has not yet received the related loan documents) or Alt-A loans and it has a one year term. This facility has a cost of borrowing equal to the 1 month LIBOR rate plus a spread equal to 2.25% for all loans except second mortgage and sub-prime loans which have a spread of 2.75%. As of June 30, 2004 we had an outstanding balance of $19.9 million on this line.

Our third warehouse credit facility is structured as a secured credit agreement and will expire on February 1, 2005. This facility is in the amount $25 million with additional $40 million for loans which qualify for purchase by the financial institution. This. The cost of borrowing under this agreement is equal to 1 month LIBOR plus a spread between 2.25% and 3.75% based on type of loan and period of time for which the loan is held on the line. This facility has sub-limits for various type of loans and contains certain financial covenants. As of June 30, 2004 we had an outstanding balance of $19.2 million on this facility.

Our warehouse and other credit facilities contain customary covenants including minimum liquidity, profitability and net worth requirements, and limitations on other indebtedness. If we fail to comply with any of these covenants or otherwise default under a facility, the lender has the right to terminate the facility and require immediate repayment that may require sale of the collateral at less than optimal terms. As of June 30, 2004, we have been in compliance with covenants of our warehouse agreements.

Subject to the various uncertainties described above, and assuming that we will be able to successfully execute our liquidity strategy, we anticipate that our liquidity, credit facilities and capital resources will be sufficient to fund our operations for the next six months.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenue or expenses, results of operations, liquidity, capital expenditures or capital resources.

Quantitative and Qualitative Market Risk Disclosure

Market risks generally represent the risk of loss that may result from the potential change in the value of a financial instrument due to fluctuations in interest and foreign exchange rates and in equity and commodity prices. Our market risk relates primarily to interest rate fluctuations. We may be directly affected by the level of and fluctuations in interest rates, which affects the spread between the rates of interest received on our mortgage loans and the related financing rate. Our profitability could be adversely affected during any period of unexpected or rapid changes in interest rates, by impacting the value of loans held for sale and loans sold with retained interests.

The objective of interest rate risk management is to control the effects that interest rate fluctuations have on the value of our assets and liabilities. Our management of interest rate risk is intended to mitigate the volatility of earnings associated with fluctuations in the unrealized gain (loss) on the mortgage-related securities and the market value of loans held for sale due to changes in the current market rate of interest.

We use several tools and risk management strategies to monitor and address interest rate risk. Such tools allow us to monitor and evaluate our exposure to these risks and to manage the risk profile to our loan portfolio in response to changes in the market. We cannot assure you, however, that we will adequately offset all risks associated with our loans held for sale or committed.

As part of our interest rate management process, we may in the future use derivative financial instruments such as financial futures and options, interest rate swaps and financial forwards. We will designate certain derivative financial instruments used to hedge our mortgage loans held for sale as hedge instruments under SFAS No. 133. At trade date these instruments and their hedge relationship will be identified, designated and documented. For derivative financial instruments designated as hedge instruments, we will evaluate the effectiveness of these hedges against the mortgage loans being hedged to ensure that there remains a highly effective correlation in the hedge relationship. Since our concern with interest rates is the potential change in fair market value of the loans, we will treat these as fair value hedges under SFAS No. 133. Once the hedge relationship is established, the realized and unrealized changes in fair value of both the hedge instruments and mortgage loans will be recognized in the consolidated statements of operations in the period in which the changes occur. Any net amount recorded in the consolidated statements of operations will be referred to as hedge ineffectiveness.

For derivative financial instruments not designated as hedge instruments, realized and unrealized changes in fair value are recognized in the consolidated statements of operations in the period in which the changes occur or when such instruments are settled.

Interest Rate Simulation Sensitivity Analysis

Changes in market interest rates affect our gain (loss) from sales of mortgage loans held for sale and the fair value of our mortgage-related securities and related derivatives when we engage in such securitization strategy.

As of June 30, 2004 we held $48.1 million in loans which had not been committed for sale. Increases in interest rate would adversely affect revenue we will realize from uncommitted loans. Likewise, any decrease in interest rates would have a positive impact on our gain from sales of the same amount of uncommitted loans.

The following table summarizes impact of — 100 basis points (bps), -50 bps, 50 bps and 100 bps change in the prevailing market rates on the pricing premiums we would collect from sales of these loans, compared to no change in prevailing rates. Since we do not recognize the revenue until loans are sold, the impact of interest rate change will be on our future income from uncommitted loans.

Change in Interest Rate (bps)	-100	-50	0	50	100

Change in Revenue from sale	1,202	601	0	-601	-1,202
of Uncommitted Loans ($ 000s)

Inflation

Inflation affects us most significantly in the area of loan originations by affecting interest rates. Interest rates normally increase during periods of high inflation (or in periods when the Federal Reserve Bank attempts to prevent inflation) and decrease during periods of low inflation.

Recently Issued Accounting Pronouncements

In April 2003, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” SFAS No. 149 amends and clarifies accounting and reporting for derivative instruments and hedging activities under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” SFAS No. 149 is effective for derivative instruments and hedging activities entered into or modified after September 30, 2003, except for certain forward purchase and sale securities. For these forward purchase and sale securities, SFAS No. 149 is effective for both new and existing securities after September 30, 2003. Management does not expect adoption of SFAS No. 149 to have a material impact on the Company’s statements of earnings, financial position, or cash flows.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” SFAS No. 150 establishes standards for how an issuer classifies and measures in its statement of financial position certain financial instruments with characteristics of both liabilities and equity. In accordance with the standard, financial instruments that embody obligations for the issuer are required to be calssified as liabilities. SFAS No. 150 will be effective for financial instruments entered into or modified after May 31, 2003 and otherwise will be effective at the beginning of the first interim period beginning after June 15, 2003. Management does not expect adoption of SFAS No. 150 to have a material impact on the Company’s statements of earnings, financial position, or cash flows.

BUSINESS

General

             We are a financial holding company previously operating as Little Creek, Inc. In November 2002, we acquired The Mortgage Store — a nationwide mortgage lender — and changed our name to TMSF Holdings, Inc. Prior to the acquisition of The Mortgage Store, Little Creek Inc. did not have any significant operational activity. The following discussion pertains to those of The Mortgage Store, our wholly owned subsidiary. We are a nationwide mortgage banker that originates, finances, and sells conforming and non-conforming mortgage loans secured by single-family residences. Upon origination we sell our loans, on a whole loan basis, for cash to investors who either retain these mortgages for their own portfolio or pool them into mortgage backed securities offered in the financial markets. Since 1996, we have been engaged in origination of specialty products commonly known as Alt-A mortgages for residential borrowers. Recently, we expanded our loan programs to include Type-A loans as well as sub-prime mortgages for borrowers with lower credit ratings.

             We have a wholesale division that solicits business from mortgage brokers and a retail division that markets directly to general public. There are currently over 2000 approved brokers out of which approximately 500 actively conduct business with us. For the year ended December 31, 2003, we originated approximately $628.2 million of mortgage loans, of which approximately $442.9 million were generated through third party brokers.

             Loan applications are processed and underwritten by us in accordance with established guidelines acceptable to its investors, and are funded directly through our own credit facility (warehouse line). We do not maintain any loan portfolio for our own account, nor do we service the funded loans. We strive to sell the entire bulk of our funding within 30-60 days to investors for a cash premium price. The premium reflects the risk-adjusted value of the loan and is directly related to interest rates and borrower’s credit rating.

Products

             We offer both fixed-rate and adjustable-rate loans, as well as loans with an interest rate that is initially fixed for a period of time and subsequently converts to an adjustable rate. We offer a wide variety of interest rates in combination with points paid, so borrowers can elect to pay higher points at closing to secure a lower rate over the life of loan, or pay a higher interest rate and reduce or eliminate points payable at closing.

             We have traditionally engaged in alternative documentation lending, which in comparison with conventional types of mortgages allow borrowers with better credit ratings to obtain loans based on their good credit history instead of narrower underwriting criteria of full documentation loans. These Alt-A products currently constitute a substantial portion of our loan programs.

             We originate mortgage loans, which are secured by a primary deed of trust of the property up to a maximum of 100% of the value. We do not originate stand-alone second trust deed loans or loans with over 100% loan-to-value (“LTV”) ratio. However, we may break a high LTV loan into a primary first trust deed and a concurrent second trust deed.

             We offer a wide range of mortgage products in order to insulate the risk of over dependence on any product type and to increase the volume of production through existing broker relations. These programs include conventional and jumbo full-documentation loans, and sub-prime loans for borrowers with category “B” and “C” credit ratings in addition to Federal Housing Administrative (“FHA”) and Veteran’s Administration Insured (“VA”) loans and hybrid adjustable rate mortgages with initial fixed interest rate period of one, two, three, five, and seven years that subsequently adjust to adjustable rate mortgages.

             We believe that through such varied product mix, we can create a sustained growth through different phases of economic cycles, which affect one category of loans more than others. We further believe that such a strategy would also enhance our relationship with existing brokers who would benefit from one-stop shopping for all of their clients.

Marketing

             In the competitive environment of mortgage banking, efficiency in pricing and quality of service are important elements for continued success and growth. Our stated mission is to provide the highest quality of care to every customer and to assist brokers in offering the best programs and speed of closing to their clients. Our marketing strategy is to develop both our wholesale and retail divisions, and to expand the geographic coverage of our activities. We have established an in-house marketing division that continuously is introducing our programs to various participants in the industry.

             Currently, we have a team of in-house account representatives who introduce our programs to an increasing numbers of brokers. We intend to expand our wholesale division as new geographic areas are canvassed and added to our operational territories. Furthermore, we have a group of wholesale field representatives whom we rely on to establish personal relationships with mortgage brokers in their respective territories.

             In order to create a strong retail division, we have introduced an aggressive commission structure for those loan officers who have established a strong track record of successful origination to maximize their income through association with us as a direct lender. Under this program, we have recruited over 100 loan officers that operate throughout California. We intend to develop similar networks in other states where we are licensed as a mortgage broker.

             Additionally, we have established an exclusive arrangement with a mortgage franchisor in Southern California. Through this arrangement, we fund substantially all loans originated by each franchisee in the franchisor’s territory.

Operations

             In order to provide the highest quality of service, which entails efficient communication and responsiveness to the needs of customer as well as fast processing and closing of the files, while maintaining prudent underwriting and quality control procedures, we have made substantial investment in technological resources and in our professional staffing.

             By bringing together all aspects of mortgage lending within one organization and nurturing a culture of open access and exchange we believe that we have successfully created an environment in which every employee shares and benefits from the success of the entire company and is motivated to provide care and service to customers.

              Generally mortgage brokers submit a loan application to more than one lender at the same time in order to compare rates and terms for the best offer. Our policy is to provide a decision of approval or denial of a loan within 24 hours after submission of the loan application. Upon receipt of a loan package, the borrower’s information and loan data is entered into the mortgage-banking database. Once the loan application is registered, it is reviewed by an underwriting staff to determine that loan parameters conform to program guidelines. The broker is then informed of denial or conditional approval of their loan. The broker at this stage submits the whole application file including required conditions for full review and pricing of the loan. Once the rate and terms of the loan are accepted, the package including pre-funding conditions is submitted for underwriting, quality control, and funding.

             It is possible for the broker to follow the progress of the loan application throughout this process by accessing the same loan data residing at our network via the Internet. A loan liaison will also be in continued contact with the broker to update him with the progress of the application package and any additional condition that may become necessary due to full review and quality control examinations of the loan application.

Underwriting

             We originate loans for resale to various investors. Therefore, our underwriting guidelines are based on those acceptable to our investors. We use FHA and VA guidelines for loans to be insured by these organizations respectively. All type-A loans are underwritten according to Federal National Mortgage Association (“Fannie Mae”) guidelines. We use established underwriting guidelines for other Alt-A and “B” or “C” programs, and hybrid adjustable mortgages that are approved by our purchasers.

             The guidelines for each program establish the requirements under which lenders will approve the loan. These guidelines define the maximum loan-to-value ratio, the maximum amount of loan, required credit scores and borrower’s income and assets to qualify for the loan.

             The underwriting guidelines include three levels of applicant documentation requirements, referred to as the “Full Documentation,” “Stated Income Documentation” and “No Documentation” programs. Under Full Documentation and Stated Documentation programs, we review the applicant’s source of income, calculate the amount of income from sources indicated on the loan application or similar documentation, review the credit history of the applicant, calculate the debt service-to-income ratio to determine applicants ability to repay the loan, review the type and use of the property being financed, and review the property. In determining the ability of the applicant to repay the loan, our underwriters use a qualifying rate that is equal to (i) the stated interest on fixed rate loans, (ii) the initial interest rate on loans which provide for two to five years of fixed rate before the initial rate adjustment, or (iii) one percent above the initial interest rate on other adjustable-rate loans.

             The underwriting guidelines require that mortgage loans be underwritten in standardized procedure which complies with applicable federal and state laws and regulations and requires our underwriters to be satisfied with the value of the property being financed, as indicated by appraisal and appraisal review. In general the maximum loan amount for mortgage loans originated under our programs is $650,000; however, larger loans may be approved on a case-by-case basis.

             The underwriting guidelines for Full Documentation and Stated Income Documentation programs permit one-to-four unit family residential property loans to have loan-to-value ratios at origination of up to 100% for a maximum loan amount of $400,000 (on Stated Income Documentation), and $650,000 (on Full Documentation) depending on, among other things, the borrower’s credit score, purpose of mortgage loan, repayment ability and debt service-to-income ratio, income documentation, as well as the type and use of the property.

             Under full documentation programs, applicants are generally required to submit two written forms of verification of stable income for at least 24 months. Under the Stated Income Documentation program an applicant may be qualified based upon monthly income as stated on the mortgage loan application if the applicant meets certain criteria. All the foregoing programs require that with respect to salaried employees there be a telephone verification of the applicant’s employment. Verification of the source of funds required for deposit into escrow in the case of a purchase money loan is generally required for all Full Documentation loans and Stated Income Documentation loans, where the loan-to-value ratio is greater than 80%.

             Our categories and criteria for grading the credit history of potential borrowers are set forth in the table below. Generally, borrowers in lower credit grades are less likely to satisfy the repayment of obligations of a mortgage loan, and therefore, are subjected to lower loan-to-value ratios and are charged higher interest rates and loan origination fee. Loans made to lower credit grade borrowers, including credit impaired borrowers, entail a higher risk of delinquency, hence, borrowers are required to maintain a higher equity and pay higher rates to mitigate these risks.

             We evaluate our underwriting guidelines on an ongoing basis and periodically modify the guidelines to reflect The Mortgage Store’s current assessment of various issues related to an underwriting analysis. In addition, we adopt underwriting guidelines appropriate to new loan products that we may offer. The following table summarizes our underwriting guidelines for sub-prime loans:

	AA Credit	A-Credit	B Credit	C Credit	C-Credit
Max Loan Amt	$500000	$5000000	$400K Full Doc	$350K Full Doc	$300K
(Max amt not avail at				$350K Stated	$300k Stated
all FICOs)

Max LTV/CLTV
Full Doc:	100%	100%	85%	80%	70%
	95%	90%

Stated Income	90%	85%	75%	70%	not allowed
Self Employed

Stated Income	90% for 620+	80	75	70	not allowed
Wage Earner	85% for 560+

FICO	580 Full Doc	560	540	560	500
(at max LTV - 500 is	580 stated S/E	540 stated W2	560 stated W2
min for program)	620 stated W2

Mortgage History	1X30	2X30	1X60	1X90	2X90
	0X30 for 100%	1X30 for 100%
Credit Parameters
Bankruptcy -	24 months	24 months	18 months	12 months	1 day/paid at funding
Foreclosure -	36 months	36 months	24 months	12 months	None open at funding

             As described above, we use the foregoing categories and characteristics as underwriting guidelines only. Our underwriters may determine that the prospective borrower warrants a risk category upgrade, a debt service-to-income ratio exception, a pricing exception, a loan-to-value exception or an exception from certain requirements of a particular category (collectively called an “upgrade” or an “exception”). An upgrade or exception may generally be allowed if the application reflects certain compensating factors, including among others: low LTV ratio, stable employment, and length of residence in subject property. Accordingly, we may classify certain mortgage loan applications in a more favorable risk category than other mortgage loan applications that, in the absence of such compensating factors, would only satisfy the criteria of a less favorable risk category.

              We have implemented a loan quality control process designed to ensure sound lending practices and compliance with our policies and procedures. Prior to funding of a loan, we perform a “pre-funding quality control audit” which consists of the verification of borrower’s credit and employment, utilizing automated services and verbal verification.

              Properties underlying the potential mortgage loans are appraised by an appraiser selected by the submitting broker. We assign all original appraisals for review to an independent appraisal review company, which will perform an enhanced desk or a field review of the subject property to confirm the adequacy of the property as collateral prior to funding.

              All loan applications are also subjected to an automated data integrity scoring system (“DISSCO”), which identifies discrepancies in information provided by the borrower on their loan application and those retained by national credit reporting agencies. This system also provides an automated valuation of the property and searches recorded sales transactions on the subject property for the possibility of pricing manipulation through repeated sales in short periods of time, which is referred to as “flipping of properties”.

              Subsequent to funding, our quality control department makes a random audit of 10% of closed loans. The department performs a review of documentation for compliance with established underwriting guidelines and lending procedures along with a physical inspection of property and verification of occupancy. All funding documents are reviewed for accuracy, completeness and adherence to corporate, state, and federal requirements. As part of this audit process, deficiencies are reported to our senior management to determine trends and the need for additional training of our personnel.

Funding and Sales of Mortgage Loans

Warehouse Facilities

             As of March 31, 2003 we have three warehouse lines in the aggregate amount of $95 million with three financial institutions. The interest rate on these lines are 1 month LIBOR Rate plus a margin between 2% - 3.75% and are subject to increase based on the length of time loans are held on the warehouse line.

Loan Sales

             We follow a strategy of selling for cash substantially all of our loan origination through loan sales in which we disposes of our entire economic interest in the loans for a cash price. We sold $301.2 million of loans during the 6 months ended June 30, 2004 compared to $346.5 million for similar period in 2003. Loan sales are typically made monthly. We did not sell any loans directly through securitization during these periods.

              We have been selling our loans to various investors including DLJ Mortgage Capital, Lehman Brothers Bank, Greenpoint Mortgage, Household Finance, IndyMac Bank, IMPAC Funding, UBS Warburg and Bear Stern/Epic Mortgage, and etc.

               Cash gain on sale of mortgage loans represented 81.5% of our total revenue for 6 months ended June 30, 2004, as compared to 82.8% of our total revenue for same period in 2003. We maximize our cash gain on sale of mortgage loan revenue by closely monitoring institutional purchaser’s requirements and grouping loan types that meet each investor’s purchase criteria for highest pricing.

               We are required to provide certain representations and warranties to investors who purchase the loans. We may be required to repurchase or substitute a loan if certain representations or warranties are breached. Additionally, we may be required to repurchase or substitute a loan if a payment default occurs within a certain period ranging from one to three months after sales of these loans. We are also required in some cases to repurchase or substitute a loan if the loan documentation is alleged to contain fraudulent misrepresentations made by the borrower. Any claim asserted against us in the future by our loan purchasers may result in liabilities or legal expenses that could have material adverse effect on our results of operations and financial condition.

               During the six months ended June 30, 2004, we were required to repurchase mortgage loans with aggregate principal loan value of $4,265,724 due to early payment defaults by the borrowers. We have classified these loans as obligations to repurchase and have posted $270,000 in provision for losses for these loans. As of March 31, 2004 none of these loans were repurchased.

Securitization Capability

              While we had not sold loans directly through securitizations, part of our loan sale strategy may include the future sale of loans directly through securitizations in the future if management determines that such sales are more beneficial.

              Typically in securitization, the issuer aggregates mortgages into a real estate mortgage investment conduit trust. The regular interest or the senior tranches of the trust are investment grade. While the issuer generally retains the residual interest in the trust, it immediately sells the regular interests and generally uses the proceeds to repay borrowings that were used to fund or purchase the loans in the securitized pool. The holders of the interest are entitled to receive scheduled principal collected on the pool of securitized loans and interest at the pass-through interest rate on the certificate balance for such interests. The residual interest represents the subordinated right to receive cash flows from the pool of securitized loans after payment of the required amounts to the holders of regular interests and the cost associated with the securitization.

Sub-Servicing

              While we currently sell substantially all of the mortgage loans we originate servicing released (meaning we do not retain the servicing rights to such loans), we are required to service the loans from the date of funding through the date of sale. Since we strive to conduct whole loan sales monthly, we currently do not have a substantial servicing portfolio.

              To the extent that we decide to retain servicing rights in the future or conduct securitizations, we may contract the sub-servicing of such mortgage loans, which would expose us to more substantial risks associated with contracted sub-servicing. In such event, it is expected that many of our borrowers will require notices and reminders to keep their mortgage loans current and to prevent delinquencies and foreclosures. A substantial increase in our delinquency rate or foreclosure rate could adversely affect our ability to access profitably the capital market for our financing needs, including any future securitizations.

Interest Rate Management

              Our profits depend, in part, on the difference, or “spread,” between the effective rate of interest received by us on the loans we originate and the interest rates payable by us under our warehouse facilities ( or for securities issued in any future securitizations ). The spread can be adversely affected because of interest rate increases during the period from the date the loans are originated until the closing of the sale ( or securitization ) of such loans.

              Since we historically have retained loans for a short period of time pending their sales, we have not engaged in hedging activities to date. However, in the future we may hedge our variable-rate mortgage loans ( and any interest only and residual certificates retained in connection with any future securitizations ) with hedging transactions, which may include forward sales of mortgage loans or mortgage-backed securities, interest rate caps and floors and buying and selling of futures and options on futures. The nature and quantity of hedging transactions will be determined by our management based on various factors, including market conditions and the expected volume of mortgage loan originations and purchases. No assurance can be given that any such hedging transactions will offset the risks of changes in the interest rates, and it is possible that there will be periods during which we may incur losses after accounting for our hedging activities.

Competition

              We face intense competition in the business of originating and selling conforming and non-conforming mortgage loans. Our competitors in the industry include other consumer finance companies, mortgage banking companies, commercial banks, credit unions, thrift institutions, credit card issuers and insurance finance companies. Many of these entities are substantially larger and have considerably greater financial, technical and marketing resources than us. With respect to other mortgage banking and specially finance companies, there are many larger companies that focus on the same types of mortgage loans with which we directly compete for product. From time to time, one or more of these companies may be dominant in the origination and sale of mortgage loans. In addition, many financial services organizations that are much larger than us have formed national loan origination networks offering loan products that are substantially similar to our loan programs. Competition among industry participants can take many forms, including convenience in obtaining a loan, customer service, marketing and distribution channels, amount and term of the loan, loan origination fees and interest rates. In addition, the current level of gains realized by us and our competitors on the sale of non-conforming loans could attract additional competitors into this market. Additional competition may lower the rates we can charge borrowers, thereby potentially lowering gain on future loan sales and future securitizations. We may in the future also face competition from, among others, government-sponsored entities which may enter the non-conforming mortgage market. Existing or new loan purchase programs may be expanded by the Federal National Mortgage Association (“FNMA”), the Federal Home Loan Mortgage Corporation (“FHLMC”), or the Government National Mortgage Association (“GNMA”) to include non-conforming mortgages, particularly those in the “A-” category, which constitutes a significant portion of our loan production. To the extent any sales competitors significantly expand their activities into our market, we could be materially and adversely affected. Fluctuations in interest rates and general economic conditions may also affect our competition. During periods of rising rates, competitors that have locked in low costs may have a competitive advantage. During periods of declining rates, competitors may solicit our customers to refinance their loans.

Regulation

              The consumer financing industry is a highly regulated industry. Our business is subject to extensive and complex rules and regulations of, and examinations by, various federal, state and local government authorities. These rules impose obligations and restrictions on our loan origination, credit activities and secured transactions. In addition, these rules limit the interest rates, finance charges and other fees that we may assess, mandate extensive disclosure to our customers, prohibit discrimination, and impose multiple qualification and licensing obligations on us. Failure to comply with these requirements may result in, among other things, loss of approved status, class action lawsuits, administrative enforcement actions and civil and criminal liability. We believe that we are in compliance with these rules and regulations in all material respects.

              Our loan origination activities are subject to the laws and regulations in each of the states in which those activities are conducted. For example, state usury laws limit the interest rates that we can charge on our loans. Our lending activities are also subject to various federal laws, including the Truth in Lending Act, Homeownership and Equity Protection Act of 1994, the Equal Credit Opportunity Act, the Fair Credit Reporting Act, the Real Estate Settlement Procedure Act and the Home Mortgage Disclosure Act.

              We are subject to certain disclosure requirements under the Truth-in-Lending Act (“TILA”) and Regulation Z promulgated under TILA. TILA is designed to provide consumers with uniform, understandable information with respect to the terms and conditions of loan and credit transactions. TILA also guarantees consumers a three-day right to cancel certain credit transactions, including loans of the type originated by us. In addition, TILA gives consumers, among other things, a right to rescind loan transactions in certain circumstances if the lender fails to provide the requisite disclosure to the consumer.

             We are also subject to the Homeownership and Equity Protection Act of 1994 (the “High Cost Mortgage Act”), which makes certain amendments to TILA. The High Cost Mortgage Act generally applies to consumer credit transactions secured by the consumer’s principal residence, other than residential mortgage transactions, reverse mortgage transactions or transactions under an open end credit plan, in which the loan has either (i) total points and fees upon origination in excess of the greater of eight percent of the loan amount or $400 or (ii) an annual percentage rate of more than ten percent points higher than United States Treasury securities of comparable maturity (“Covered Loans”). The High Cost Mortgage Act imposes additional disclosure requirements on lenders originating Covered Loans. In addition, it prohibits lenders from, among other things, originating Covered Loans that are underwritten solely on the basis of the borrower’s home equity without regard to the borrower’s ability to repay the loan and including prepayment fee clauses in Covered Loans to borrowers with a debt-to-income ratio in excess of 50% or Covered Loans used to refinance existing loans originated by the same lender. The High Cost Mortgage Act also restricts, among other things, certain balloon payments and negative amortization features.

              We are also required to comply with the Equal Credit Opportunity Act of 1974, as amended (“ECOA”), and Regulation B promulgated thereunder, the Fair Credit Reporting Act, as amended, the Real Estate Settlement Procedures Act of 1975, as amended, and the Home Mortgage Disclosure Act of 1975, as amended. ECOA prohibits creditors from discriminating against applicants on the basis of race, color, sex, age, religion, national origin or marital status. Regulation B restricts creditors from requesting certain types of information from loan applicants. The Fair Credit Reporting Act, as amended, requires lenders, among other things, to supply an applicant with certain information if the lender denied the applicant credit. RESPA mandates certain disclosure concerning settlement fees and charges and mortgage servicing transfer practices. It also prohibits the payment or receipt of kickbacks or referral fees in connection with the performance of settlement services. In addition, beginning with loans originated in 1977, we must file an annual report with the U.S. Department of Housing and Urban Development (“HUD”) pursuant to the Home Mortgage Disclosure Act, which requires the collection and reporting of statistical data concerning loan transactions.

              In the course of our business, we may acquire properties securing loans that are in default. There is a risk that hazardous or toxic waste could be found on such properties. In such event, we could be held responsible for the cost of cleaning up or removing such waste, and such cost could exceed the value of the underlying properties.

              Because our business is highly regulated, the laws, rules and regulations applicable to us are subject to regular modification and change. There are currently proposed various laws, rules and regulations, which, if adopted, could impact us. There can be no assurance that these proposed laws, rules and regulations, or other such laws, rules or regulations, will not be adopted in the future which could make compliance much more difficult or expensive, restrict our ability to originate, broker, purchase or sell loans, further limit or restrict the amount of commissions, interest and other charges earned on loans originated, brokered, purchased or sold by us, or otherwise adversely affect our business prospects.

Employees

        At June 30, 2004, we had 124 full-time employees. We believe that relations with our employees are good. A standard package of employee benefits is provided to all full-time employees in addition to on-the-job training and advancement opportunities. None of the our employees are covered by a collective bargaining agreement and none are represented by labor unions.

Properties

                Our primary executive and administrative offices are located in Los Angeles, California. We have a three-year lease expiring August 31, 2005 (with an option to renew for an additional five years) to use approximately 13,350 square feet of office space. We believe that these facilities will adequately provide for the future growth needs of the long-term brokering and lending operations.

Legal Proceedings

                We are a party to litigation and claims, which are normal in the course of our operations. While the results of such litigation and claims cannot be predicted with certainty, we believe the final outcome of such matters will not have a material adverse effect on us.

MANAGEMENT

                     The following table provides certain information with respect to our executive officers and directors.

Name	Age	Position
Raymond Eshaghian	35	Chairman of the Board, Chief Executive Officer, President and Secretary

H. Wayne Snavely(1)	63	Director
M. Aaron Yashouafar(1)	43	Director
Masoud Najand	51	Chief Financial Officer

_________________
(1)  Member of the Audit and Compensation Committee

             Raymond Eshaghian has served as the Company’s Chief Executive Officer, President and Chairman of the Board since October 2002. From July 1995 to October 2002, Mr. Eshaghian served as President of The Mortgage Store Financial, Inc., and from September 1992 to October 2002, he served as a member of its Board of Directors. Mr. Eshaghian also served as Vice President of The Mortgage Store Financial, Inc. from May 1994 to July 1995.

             H. Wayne Snavely has served as a member of the Company’s Board of Directors since October 2002. Mr. Snavely served as the Chairman of the Board and Chief Executive Officer of Imperial Credit Industries, Inc. from December 1991 to August 2001. Mr. Snavely also served as President of Imperial Credit Industries, Inc. from February 1996 to August 2001. Mr. Snavely served as a member of the Board of Directors of Imperial Bank from 1975 to 1983 and from 1993 to 1998. Mr. Snavely currently serves on the Board of Visitors of the Graduate School of Business Management at Pepperdine University.

             M. Aaron Yashouafar has served as a member of the Company’s Board of Directors since October 2002. Mr. Yashouafar is an owner of Milbank Real Estate Services, Inc., a commercial real estate investment and management company in Los Angeles, California, and he has served as its Chief Executive Officer since 2000. Prior to becoming its Chief Executive Officer, Mr. Yashouafar served as Executive Vice President of Milbank Real Estate Services from 1993 to 2000. Additionally, Mr. Yashouafar served as Vice President of Supreme Property Management Company from 1983 to 1993. M. Aaron Yashouafar graduated from California State University at Northridge in 1982 with a degree in Business Administration.

             Masoud Najand has served as the Company’s Chief Financial Officer since October 2002. Mr. Najand has served as the Controller of The Mortgage Store Financial, Inc. since January 2000, and from March 1997 to January 2000, he was a consultant of The Mortgage Store Financial, Inc.

             There are no family relationships between any of the directors or executive officers of the Company.

Compensation of Directors

              We do not pay our non-employee directors any annual compensation for their services or for attendance at Board or committee meetings. However, we paid H. Wayne Snavely consulting fees of $35,000 in 2002 and $40,000 in 2003. Our officers who are members of the Board of Directors are not paid any directors’ fees. Employee directors are eligible to receive, from time to time, grants of options to purchase shares of Common Stock and direct stock issuances under the 2003 Stock Option, Deferred Stock and Restricted Stock Plan as determined by our Board of Directors. We granted 750,000 stock options to H. Wayne Snavely in June 2003.

Committees and Attendance at Board Annual Meetings

              Nine meetings of the Board of Directors were held in 2003. Each director attended all meetings.

Audit Committee

             The Audit Committee, established by our Board of Directors on November 1, 2002, reviews the scope of auditing activities performed by our independent accountants. The purpose of the Audit Committee is to recommend engagement of our independent auditors, to approve the services performed by such auditors, to consult with such auditors and review with them the results of their examination, to review and approve any material accounting policy changes affecting our operating results and to review our control procedures and personnel. The Audit Committee does not presently have a written charter. The Audit Committee is currently comprised of H. Wayne Snavely and M. Aaron Yashouafar. As an issuer whose common stock is quoted on the OTC Bulletin Board, we are not required to satisfy the listing standards of the New York Stock Exchange, the American Stock Exchange or Nasdaq, including the requirements regarding independence of audit committee members. The Audit Committee met four times during 2003 at which all committee members were present.

              Our board of directors has determined that at least one person serving on the Audit Committee is an “audit committee financial expert” as defined under Item 401(e) of Regulation S-B. H. Wayne Snavely is an “audit committee financial expert” and is independent as defined under Item 7(d)(3)(iv) of Schedule 14A of the Exchange Act.

Compensation Committee

              The Compensation Committee was established by the Board of Directors on November 1, 2002. The purpose of the Compensation Committee is to review and approve the compensation benefits and severance arrangements for our officers and other employees, administer our stock option and stock purchase plans and make recommendations to the Board of Directors regarding such matters. The Compensation Committee is currently comprised of H. Wayne Snavely and M. Aaron Yashouafar. The Compensation Committee met one time during 2003 at which both members were present. The executive compensation for 2003 was discussed with and approved by the Compensation Committee. See “Certain Relationships and Related Transactions.”

Director Nominations

              The Board of Directors is responsible for identifying candidates for membership on the Board and makes determinations as to whether to recommend such candidates nomination to the Board based on their character, judgment, and business experience, as well as their ability to add to the Board’s existing strengths. This assessment typically includes issues of expertise in industries important to us and an assessment of an individual’s abilities to work constructively with the existing Board and management, all in the context of an assessment of the perceived needs of the Board at that point in time. The Board does not have any written specific minimum qualifications or skills that a candidate must meet in order to serve on the Board. We also evaluate the ability of a candidate to fulfill director responsibilities, leadership skill, integrity, business judgment, ability to develop business for us and the ability to work as a member of a team.

              Our Board of Directors as a whole will consider nominees to the Board proposed by shareholders, although the Board has no formal policy with regard to shareholder nominees as it considers all nominees on their merits as discussed above. Any shareholder nominations proposed for consideration by the Board should be timely submitted and contained all required information as set forth below.

              For a stockholder’s notice of nomination to be timely, it shall be delivered or mailed and received at our principal executive office (i) with respect to an election to be held at the annual meeting of our stockholders, not less than ninety (90) days prior to the anniversary date of the immediately preceding annual meeting of our stockholders, and (ii) with respect to an election to be held at a special meeting of our stockholders for the election of directors, not later than the close of business on the tenth day following the day on which notice of the date of the special meeting was mailed to our stockholders or public disclosure of the date of the special meeting was made, whichever first occurs.

              Such stockholder’s notice to the Secretary must set forth all information relating to the person whom the stockholder proposes to nominate for election as a director that is required to be disclosed in solicitations of proxies for election of directors, or is otherwise required, pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (including such person’s written consent to being named in the proxy statement as a nominee and to serve as a director if elected). In addition, giving the notice (i) the name and address of the stockholder making the nomination and (ii) the class and number of shares of our voting stock that are beneficially owned by the stockholder. At the request of the Board of Directors, any person nominated by the Board of Directors for election as a director shall furnish that information required to be set forth in a stockholder’s notice of nomination which pertains to the nominee.

Code of Ethics

              We have adopted a code of business conduct and ethics within the meaning of Item 406(b) of Regulation S-B. This code of ethics applies to our directors, executive officers and employees, including our Chief Executive Officer, Chief Financial Officer and Controller. This code of ethics is publicly available in the corporate governance section of the investor relations page of our website located at www.tmsfholdings.com and in print upon request, free of charge, to the Secretary at TMSF Holdings, Inc., 727 W 7th St. Suite 850, Los Angeles, California 90017. If we make amendments to the code of ethics or grant any waiver that the SEC requires us to disclose, we will disclose the nature of such amendment or waiver on our website.

EXECUTIVE COMPENSATION

              The following table sets forth information concerning the annual and long-term compensation earned by the Company’s Chief Executive Officer and each of the other named executive officers whose annual salary and bonus during 2001, 2002 and 2003 exceeded $100,000 (the “Named Executive Officers”).

		Annual Compensation
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Compensation	All Other Compensation

Raymond Eshaghian (1)	2003	250,000	200,000	--	13,610(4)
Chairman of the Board,	2002	250,000	125,000	--	13,060(4)
Executive Officer,	2001	250,000	144,487	62,065(3)	--
President and Secretary

Masoud Najand (2)	2003	104,000	40,000	--	--
Chief Financial Officer	2002	96,000	30,500	--	--
	2001	89,561	39,500	--	--

_________________

(1)	Mr. Eshaghian has served as the Chairman of the Board, Chief Executive Officer, President and Secretary of the Company since October 2002 when The Mortgage Store Financial, Inc. (“The Mortgage Store”) became a wholly-owned subsidiary of the Company and the Company changed its name from Little Creek, Inc. to TMSF Holdings, Inc. (the “Reorganization”). Prior to the completion of the Reorganization, Mr. Eshaghian served as President of The Mortgage Store. See “Certain Relationships and Related Transactions — The Mortgage Store.” Mr. Eshaghian’s compensation is reported in the table with respect to his positions at both the Company and The Mortgage Store for the years ended December 31, 2003, 2002 and 2001.

(2)	Mr. Najand has served as the Chief Financial Officer of the Company since October 2002 when the Reorganization was completed. Prior to the completion of the Reorganization, Mr. Najand served as Controller of The Mortgage Store since January 2001. Mr. Najand’s compensation is reported in the table with respect to his positions at both the Company and The Mortgage Store for the years ended December 31, 2003, 2002 and 2001.

(3)	Represents car allowance.

(4)	Represents life insurance premium payments.

Stock Option Plan

             On January 30, 2003, our Board of Directors adopted the 2003 Stock Option, Deferred Stock and Restricted Stock Plan (the “Plan”), which provides for the grant of qualified incentive stock options (“ISOs”) that meet the requirements of Section 422 of the Internal Revenue Code of 1986, as amended (the “Code”), stock options not so qualified (“NQSOs”), deferred stock and restricted stock awards (“Awards”).

              The Plan authorizes the grant of options to purchase, and Awards of, an aggregate of up to 2,000,000 shares of the our common stock. The number of shares reserved for issuance under the Plan is subject to anti-dilution provisions for stock splits, stock dividends and similar events. If an option granted under the Plan expires or terminates, or an Award is forfeited, the shares subject to any unexercised portion of such option or Award will again become available for the issuance of further options or Awards under the Plan.

              Under the Plan, we may make loans available to stock option holders, other than our executive officers and directors, subject to the Committee’s approval, in connection with the exercise of stock options granted under the Plan. If shares of our common stock are pledged as collateral for such indebtedness, such shares may be returned to us in satisfaction of such indebtedness. If so returned, such shares shall again be available for issuance in connection with future stock options and Awards under the Plan.

              No options or Awards may be granted under the Plan after January 30, 2013, provided our Board of Directors does not otherwise amend or terminate the Plan prior to such date.

              Options granted under the Plan will become exercisable according to the terms of the grant made by our Board of Directors or the Committee. Awards will be subject to the terms and restrictions of the award made by the Board of Directors or the Committee. The Board of Directors and the Committee have discretionary authority to select participants from among eligible persons and to determine at the time an option or Award is granted, and in the case of options, whether it is intended to be an ISO or a NQSO, and when and in what increments shares covered by the option may be purchased. Under current law, ISOs may not be granted to any individual who is not also an officer or employee of the Company or any subsidiary.

              The exercise price of any option granted under the Plan is payable in full (i) in cash, (ii) by surrender of shares of our common stock already owned by the option holder having a market value equal to the aggregate exercise price of all shares to be purchased, (iii) by cancellation of indebtedness we owed to the option holder, (iv) by a full recourse promissory note executed by the option holder, (v) by arrangement with a broker or (vi) by any combination of the foregoing. The terms of any promissory note may be changed from time to time by our Board of Directors to comply with applicable Internal Revenue Service or Securities and Exchange Commission regulations or other relevant pronouncements.

              Our Board of Directors may from time to time revise or amend the Plan and may suspend or discontinue it at any time. However, no such revision or amendment may impair the rights of any participant under any outstanding stock option or Awards without such participant’s consent or may, without stockholder approval, increase the number of shares subject to the Plan or decrease the exercise price of a stock option to less than 100% of fair market value on the date of grant (with the exception of adjustments resulting from changes in capitalization), materially modify the class of participants eligible to receive options or Awards under the Plan, materially increase the benefits accruing to participants under the Plan or extend the maximum option term under the Plan.

              In the event of a change of control, all outstanding stock options and Awards will fully vest and any indebtedness incurred in connection with the Plan will be forgiven. A “change of control” occurs when (i) any person becomes the beneficial owner, directly or indirectly, of 50 percent or more of the combined voting power of our securities, (ii) during any consecutive two-year period, individuals who at the beginning of such period constitute the Board of Directors, and any new director, with certain exceptions, who was approved by at least two-thirds of the directors still in office who either were directors at the beginning of the period or whose election or nomination for election was previously so approved, cease for any reason to constitute at least a majority of the Board of Directors, (iii) in some circumstances, the stockholders approve a merger or consolidation, or (iv) the stockholders approve the complete liquidation, sale or disposition of all or substantially all our assets.

              We granted 500,000 stock options to Raymond Eshaghian on June 25, 2004 and 210,000 and 52,000 stock options to M. Aaron Yashouafar and H. Joseph Nourmand, respectively, on August 23, 2004.

Options Granted in 2003

              We did not grant stock options to any of the Named Executive Officers during the year ending December 31, 2003.

Aggregated Option Exercises in 2003 and 2003 Year-End Option Values

             As of December 31, 2003, there were no outstanding stock options held by any of the Named Executive Officers, and the Named Executive Officers did not exercise any stock options during the year ending December 31, 2003.

Securities Authorized for Issuance Under Equity Compensation Plans

              The following table provides information as of December 31, 2003 regarding compensation plans (including individual compensation arrangements) under which our equity securities are authorized for issuance.

Plan Category	Number of Securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)

Equity compensation plans approved by security holders	--	--	2,000,000(1)

Equity compensation plans not approved by security holders	750,000(2)	$1.00	--

Total	750,000		2,000,000

_________________

(1)	Represents stock options authorized for issuance under the Company’s 2003 Stock Option, Deferred Stock and Restricted Stock Plan.

(2)	Represents 750,000 options granted to H. Wayne Snavely, a member of the board of directors, on June 10, 2003. The options vest in 24 equal monthly installments commencing six months from the grant date, and shall remain exercisable until the fifth anniversary of the option grant date.

401(k) Plan

        Beginning in 2003, we initiated a contributory retirement plan (the "401(k) Plan") for all full time employees ages 21 years and older with at least 90 days of service, which is designed to be tax deferred in accordance with the provisions of Section 401(k) of the Code. The 401(k) Plan provides that each participant may contribute up to 15% of his or her salary and that we may make a contribution equal to a percentage of salary contributed by the participant to his or her plan account at the end of each plan year. Under the 401(k) Plan, employees may elect to enroll on the first day of the month following eligibility, provided that they have been employed by us for at least 90 days.

        Subject to the rules of maintaining the tax status of the 401(k) Plan, an additional contribution may be made by us at our discretion. Our matching contributions might be made at the discretion of our company and our Board of Directors after the end of the fiscal year. We have made no contributions in the past and there is no current plan to make any such contribution for this year.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Mortgage Store

              The Mortgage Store Financial, Inc. (“The Mortgage Store”) is our wholly-owned subsidiary. We and The Mortgage Store have interlocking executive positions and share common ownership. Raymond Eshaghian, our Chairman of the Board, Chief Executive Officer, President and Secretary, and The Mortgage Store’s President, beneficially owns 63.5% of the outstanding shares of our common stock.

              In addition, as owner of a majority of the outstanding shares of our voting stock, Mr. Eshaghian has the right to elect the majority of the members of our Board of Directors and has the ability to significantly control the outcome of matters for which the consent of the holders of the majority of the outstanding shares of our common stock is required.

Related Party Transactions

              During the six months ended June 30, 2004 and 2003, we paid $267,500 and $10,000 respectively, for consulting expenses to companies owned by our principal shareholders and their relatives. In addition, during the 6 months ended June 30, 2004 and 2003, we paid consulting expenses of $20,000 and $1,000, respectively, to a director. We also lease our office facilities from a shareholder.

              We entered into a consulting agreement with H. Wayne Snavely, a member of our Board of Directors. See “Executive Compensation—Compensation of Directors.”

              On June 1, 2003 we sold a $2,000,000 principal amount of 15% convertible subordinated note due May 31, 2006 to an accredited investor entity that is beneficially owned by M. Aaron Yashouafar, a director of our company. Exemption from registration requirements was claimed under the Securities Act of 1933 in reliance on Section 4(2) thereof or Rule 506 of Regulation D promulgated thereunder. The three-year note, accumulated interest at 15% per annum payable monthly. At the option of the holder of the note, all unpaid interest and principal was convertible into shares of our common stock at $0.70 per share. Proceeds from this offering was used to finance our operations and expansion as well as to be pledged for obtaining additional warehouse credit facilities. On December 30, 2003 we retired the note by paying off all principal and accumulated interest.

Lease Agreement

              In October 2002, we began leasing our corporate offices from Milbank Real Estate Services, Inc., a commercial real estate investment and management company that is owned in part by Massoud Yashouafar, who is a member of our Board of Directors and more than a 10% stockholder. We paid approximately $311,000 to Milbank Real Estate Services for the lease of our corporate offices during the twelve months ending December 31, 2003. The lease, which expires in 2005, provides for future lease payments of approximately $1,000,000 during the term of the lease.

Private Placement

             On November 29, 2002, an aggregate of 5,000,000 shares of our common stock, par value $0.001, was sold and issued at a price of $0.60 per share in a private offering to four accredited investors pursuant to Regulation D of the Securities Act in exchange for $2,000,000 principal amount of notes that was previously issued by The Mortgage Store to affiliates of the investors and a cash payment of $1,000,000.

             M.  Aaron Yashouafar, a member of our Board of Directors, participated in this private offering and, as a result, he beneficially owns 2,000,000 shares of our common stock.

Registration of Shares

              We agreed to register 14,500,000 shares of our outstanding common stock, which includes 9,500,000 shares issued to Raymond Eshaghian, as well as the 5,000,000 shares issued pursuant to the private placement in November 2002, of which 2,000,000 are beneficially owned by M. Aaron Yashouafar.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth certain information known to us with respect to beneficial ownership of our common stock as to (1) each person known to us to beneficially own more than five percent of our common stock, (2) each director, (3) our named executive officers, (4) all directors and executive officers as a group, and (5) the selling stockholders. The term "selling stockholders" also includes any transferees, pledges, donees, or other successors in interest to the selling stockholders named in the table below. Because the selling stockholders may offer all or some of the shares pursuant to this prospectus, and to our knowledge there are currently no agreements, arrangements or understanding with respect to the sale of any of the shares that may be held by the selling stockholders after completion of this offering, we can give no estimate as to the amount of shares that will be held by the selling stockholders after completion of this offering.

             The percentage ownership is calculated using 15,000,000 shares of our common stock that were outstanding as of September 14, 2004. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to the securities, or the right to acquire voting or investment power within 60 days through the exercise of an option, warrant or right, through the conversion of a security, or through the power to revoke a trust. To our knowledge, except as set forth in the footnotes to this table and subject to applicable community property laws, each person named in the table has sole voting and investment power with respect to the shares of common stock set forth opposite such person’s name. The address of each of such persons listed below is c/o: TMSF Holdings, Inc., 727 Seventh Street, Suite 850, Los Angeles, CA 90017.

Name of Selling Stockholder	Number of Shares of Common Stock Beneficially Owned Prior to This Offering	Percentage of Common Stock Beneficially Owned Prior to This Offering	Number of Shares of Common Stock Registered for Sale Hereby
Raymond Eshaghian	9,850,000(1)	63.5	948,650
M. Aaron Yashouafar	2,210,000(2)	14.5	172,000
H. Wayne Snavely	375,000(3)	2.4	-
Masoud Najand	-	-	-
Solyman Yashouafar	1,790,000(4)	11.9	172,000
H. Joseph Nourmand	1,096,500(5)	7.3	100,000
All directors and officers
as a group (4 persons)	12,435,000(6)	77.3	1,120,650
  Includes 500,000 shares of common stock underlying options that are currently exercisable or will become exercisable within 60 days.
  Mr. Yashouafar directly owns 1,720,000 shares and beneficially owns an additional 280,000 shares held by four minor children, all of whom share the same household with him. Also includes 210,000 shares of common stock underlying options that are currently exercisable or will become exercisable within 60 days.
  Represents shares of common stock underlying options that are currently exercisable or will become exercisable within 60 days.
  Mr. Yashouafar directly owns 1,720,000 shares and beneficially owns an additional 70,000 shares held by one minor child who shares the same household with him.
  Mr. Nourmand directly owns 461,750 shares and beneficially owns an additional 461,750 shares held by his wife, Doris Nourmand, 60,500 shares held by one minor daughter and 60,500 shares held by another minor daughter, all of whom share the same household. Also includes 52,000 shares of common stock underlying options that are currently exercisable or will become exercisable within 60 days. Under the rules of the Securities and Exchange Commission, Ms. Nourmand also beneficially owns the same 1,096,500 shares of our common stock.
  Includes options to purchase an aggregate of 1,085,000 shares of common stock underlying options that are currently exercisable or will become exercisable within 60 days.

             As of September 14, 2004, Raymond Eshaghian beneficially owned approximately 63.5% of the voting power of our common stock. By virtue of this stock ownership, Raymond Eshaghian may be deemed to be a “control person” of our Company within the meaning of the rules and regulations promulgated under the Securities Act of 1933, as amended (the “Securities Act”).

             We will not receive any of the proceeds from the sale of the shares by the selling stockholders. We have agreed to bear expenses incurred, which are estimated to be $75,000, that relate to the registration of the shares being offered and sold by the selling stockholders, including the Securities and Exchange Commission registration fee and legal, accounting, printing and other expenses to this offering.

DESCRIPTION OF CAPITAL STOCK

                We are authorized to issue 100,000,000 shares of common stock, $0.001 par value per share, and 10,000,000 shares of preferred stock, $0.001 par value per share. The following description of our capital stock does not purport to be complete and is governed by and qualified by our certificate of incorporation and bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part, and by the provisions of applicable Delaware law.

Common stock

                As of August 25, 2004, we had 15,000,000 shares of common stock outstanding, which were held of record and beneficially by approximately 67 stockholders. As of September 14, 2004, there were no shares of common stock underlying outstanding warrants issued and 1,542,000 shares of common stock underlying outstanding stock options granted.

                The holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. The holders of common stock are entitled to receive ratably dividends, if any, as may be declared from time to time by the board of directors out of funds legally available for that purpose. In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities. The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and non-assessable.

                We do not intend to pay cash dividends on our common stock in the foreseeable future. To the extent we have earnings in the future, we intend to reinvest such earnings in our business operations.

                The Securities and Exchange Commission has adopted regulations which generally define “penny stock” to be any equity security that is not traded on a national securities exchange or the NASDAQ Stock Market and that has a market price of less than $5.00 per share or an exercise price of less than $5.00 per share. A security of an issuer, generally, that has net tangible assets in excess of $2 million or $5 million, respectively, depending upon whether the issuer has been continuously operating for less or more than three years, or “average revenue” of at least $6 million for the last three years, would also be excluded from the definition of “penny stock.” As long as we do not meet these financial requirements and our common stock is trading at less than $5.00 per share on the OTC Bulletin Board, our common stock is governed by rules that impose additional sales practice requirements on broker-dealers who sell our securities to persons other than established customers and accredited investors. For transactions covered by these rules, the broker-dealer must make a special suitability determination for the purchase of such securities and have received the purchaser’s written consent to the transaction prior to the purchase, resulting in restrictions on the marketability of our common stock. Additionally, the Securities and Exchange Commission’s penny stock rules include various disclosure requirements that may restrict the ability of broker-dealers to sell our common stock and may affect the ability of our common stockholders to sell their shares in the secondary market.

Preferred Stock

                Under our certificate of incorporation, our Board of Directors has the authority to issue up to 10,000,000 shares of preferred stock in one or more series and to fix the rights, privileges, preferences, powers and designations of the preferred stock, including dividend rights, conversion rights, voting rights, redemption terms, liquidation preferences and the number of shares constituting any series, without any vote or action of our stockholders. Although we do not currently have any plans to issue preferred stock, our Board of Directors retains the right to elect to issue preferred stock in the future.

Stock Options

                As of September 14, 2004, there were outstanding stock options to purchase 1,542,000 shares of our common stock.

Warrants

                 As of September 14, 2004, there were no issued nor outstanding warrants to purchase any shares of our common stock.

Delaware Anti-Takeover Law and Charter and Bylaw Provisions

                We are subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, this statute prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date that the person became an interested stockholder unless, with certain exceptions, the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the stockholder.

                Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns or within three years prior, did own 15% or more of the corporation’s voting stock. These provisions may have the effect of delaying, deferring or preventing a change in control of us without further action by our stockholders.

                Our certificate of incorporation and bylaws contain provisions that could have the effect of discouraging potential acquisition proposals or making a tender offer or delaying or preventing a change in control of our company, including changes a stockholder might consider favorable. In particular, our certificate of incorporation and bylaws, as applicable, among other things, will:

  provide our board of directors with the ability to alter our bylaws without stockholder approval;
  provide that special meetings of stockholders can only be called by our Chief Executive Officer or President, or by our Board of Directors at the request in writing of a majority of the members of our Board of Directors;
  provide for an advance notice procedure with regard to the nomination of candidates for election as directors and with regard to business to be brought before a meeting of stockholders;
  provide that vacancies on our board of directors may be filled by a majority of directors in office, although less than a quorum; and
  allow us to issue up to 10,000,000 shares of preferred stock with rights senior to those of the common stock and that otherwise could adversely affect the rights and powers, including voting rights, of the holders of common stock. In some circumstances, this issuance could have the effect of decreasing the market price of our common stock, as well as having the anti-takeover effects discussed above.

                Such provisions may have the effect of discouraging a third-party from acquiring us, even if doing so would be beneficial to our stockholders. These provisions are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by them, and to discourage some types of transactions that may involve an actual or threatened change in control of our company. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal and to discourage some tactics that may be used in proxy fights. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure our company outweigh the disadvantages of discouraging such proposals because, among other things, negotiation of such proposals could result in an improvement of their terms. However, these provisions could have the effect of discouraging others from making tender offers for our shares that could result from actual or rumored takeover attempts. These provisions also may have the effect of preventing changes in our management.

Transfer Agent and Registrar

                The transfer agent and registrar for our common stock is Interwest Transfer Company.

SHARES ELIGIBLE FOR FUTURE SALE

                As of September 14, 2004, we had outstanding 15,000,000 shares of common stock.

Rule 144

                All of the 1,392,650 shares registered in this offering will be freely tradable without restriction or further registration under the Securities Act of 1933. As of September 14, 2004, we also have outstanding an additional 13,607,350 shares of common stock outstanding that were issued and sold in reliance on exemptions from the registration requirements of the Securities Act of 1933. If shares are purchased by our “affiliates” as that term is defined in Rule 144 under the Securities Act of 1933, their sales of shares would be governed by the limitations and restrictions that are described below.

                In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned shares of our common stock for at least one year, including any person who may be deemed to be an “affiliate” (as the term “affiliate” is defined under the Securities Act of 1933), would be entitled to sell, within any three-month period, a number of shares that does not exceed the greater of:

  1% of the number of shares of common stock then outstanding, which as of September 14, 2004 would equal approximately 150,000; or
  the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

                Sales under Rule 144 are also governed by other requirements regarding the manner of sale, notice filing and the availability of current public information about us. Under Rule 144, however, a person who is not, and for the three months prior to the sale of such shares has not been, an affiliate of the issuer is free to sell shares which are “restricted securities” which have been held for at least two years without regard to the limitations contained in Rule 144. The selling stockholders will not be governed by the foregoing restrictions when selling their shares pursuant to this prospectus.

Rule 144(k)

                Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate, is entitled to sell such shares without complying with the manner of sale, notice filing, volume limitation or notice provisions of Rule 144.

Resale of Shares Underlying Stock Options and Warrants

                We have a stock option plan for 2,000,000 shares, of which as of September 14, 2004, 792,000 were granted and 1,208,000 remained available for grant. From time to time, we may issue non-plan stock options pursuant to various agreements with compensatory arrangements. As of September 14, 2004, there was an outstanding non-plan option to purchase 750,000 shares of our common stock.

PLAN OF DISTRIBUTION

                The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. Subject to any agreements by the selling stockholders described above, the selling stockholders may sell the shares from time to time at market prices prevailing on the OTC Bulletin Board at the time of offer and sale, or at prices related to such prevailing market prices; or in negotiated transactions; or a combination of such methods of sale directly or through brokers.

                The selling stockholders may effect such transactions by offering and selling the shares directly to or through securities broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholders and/or the purchasers of the shares for whom such broker-dealers may act as agent or to whom the selling stockholders may sell as principal, or both, which compensation as to a particular broker-dealer might be in excess of customary commissions.

                The selling stockholders and any broker-dealers who act in connection with the sale of his shares shall be deemed to be “underwriters” within the meaning of the Securities Act of 1933, and any discounts, concessions or commissions received by them and profit on any resale of the shares as principal shall be deemed to be underwriting discounts, concessions and commissions under the Securities Act of 1933. We have agreed to indemnify the selling stockholders against certain liabilities, including liabilities under the Securities Act of 1933, as underwriters or otherwise.

                We have advised the selling stockholders that they and any securities broker-dealers or others who may be deemed to be statutory underwriters will be governed by the prospectus delivery requirements under the Securities Act of 1933. Under applicable rules and regulations under the Securities Exchange Act of 1934, any person engaged in a distribution of any of the shares may not simultaneously engage in market activities with respect to the common stock for the applicable period under Regulation M prior to the commencement of such distribution. In addition and without limiting the foregoing, the selling stockholders will be governed by the applicable provisions of the Securities and Exchange Act of 1934, and the rules and regulations thereunder, including without limitation Rules 10b-5 and Regulation M, which provisions may limit the timing of purchases and sales of any of the shares by the selling stockholders. All of the foregoing may affect the marketability of the common stock.

                We have advised the selling stockholders that the anti-manipulation rules under the Securities Exchange Act of 1934 may apply to sales of shares in the market and to the activities of the selling stockholders and any of their affiliates. The selling stockholders have advised us that during the time the selling stockholders may be engaged in the attempt to sell shares registered under this prospectus, they will:

  not engage in any stabilization activity in connection with any of the shares;
  not bid for or purchase any of the shares or any rights to acquire the shares, or attempt to induce any person to purchase any of the shares or rights to acquire the shares other than as permitted under the Securities Exchange Act of 1934;
  not effect any sale or distribution of the shares until after the prospectus shall have been appropriately amended or supplemented, if required, to describe the terms of the sale or distribution; and
  effect all sales of shares in broker's transactions through broker-dealers acting as agents, in transactions directly with market makers, or in privately negotiated transactions where no broker or other third party, other than the purchaser, is involved.

                The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act of 1933. Any commissions paid or any discounts or concessions allowed to any broker-dealers, and any profits received on the resale of shares, may be deemed to be underwriting discounts and commissions under the Securities Act of 1933 if the broker-dealers purchase shares as principal.

                In the absence of this registration statement, the selling stockholders would be able to sell their shares only pursuant to the limitations of Rule 144 promulgated under the Securities Act of 1933 as described above.

LEGAL MATTERS

                The validity of the common stock offered by this prospectus will be passed upon for us by Kirkpatrick & Lockhart LLP, Los Angeles, California.

EXPERTS

                The financial statements appearing in this Prospectus and Registration Statement have been audited by Singer, Lewak, Greenbaum & Goldstein, LLP, independent accountants; to the extent and for the periods indicated in their report appearing elsewhere herein, and are included in reliance upon such report and upon the authority of such Firm as experts in accounting and auditing.

ADDITIONAL INFORMATION

                We filed with the Securities and Exchange Commission a registration statement on Form SB-2 under the Securities Act of 1933 for the shares of common stock in this offering. This prospectus does not contain all of the information in the registration statement and the exhibits and schedule that were filed with the registration statement. For further information with respect to us and our common stock, we refer you to the registration statement and the exhibits and schedule that were filed with the registration statement. Statements contained in this prospectus about the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and we refer you to the full text of the contract or other document filed as an exhibit to the registration statement. A copy of the registration statement and the exhibits and schedules that were filed with the registration statement may be inspected without charge at the Public Reference Room maintained by the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of all or any part of the registration statement may be obtained from the Securities and Exchange Commission upon payment of the prescribed fee. Information regarding the operation of the Public Reference Room may be obtained by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission maintains a web site that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the SEC. The address of the site is www.sec.gov.

                We are subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934, and in accordance with the Securities Exchange Act of 1934, we file annual, quarterly and special reports, and other information with the Securities and Exchange Commission. These periodic reports, and other information are available for inspection and copying at the regional offices, public reference facilities and website of the Securities and Exchange Commission referred to above.

TMSF HOLDINGS, INC. AND SUBSIDIARY
December 31, 2003 and June 30, 2004 (unaudited)

Page
INDEX TO FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	F-2

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Balance Sheet	F-3

Consolidated Statements of Income	F-4

Consolidated Statements of Stockholders’ Equity	F-5

Consolidated Statements of Cash Flows	F-6

Notes to Consolidated Financial Statements	F-7

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
TMSF Holdings, Inc. and subsidiary

        We have audited the accompanying consolidated balance sheet of TMSF Holdings, Inc. and subsidiary as of December 31, 2003, and the related consolidated statements of income, stockholder’s equity, and cash flows for each of the two years in the period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of TMSF Holdings, Inc. and subsidiary as of December 31, 2003, and the consolidated results of their operations and their cash flows for each of the two years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

SINGER LEWAK GREENBAUM & GOLDSTEIN LLP

Los Angeles, California
February 23, 2004

TMSF HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
June 30, 2004 (unaudited) and December 31, 2003

ASSETS
	June 30,	December 31,
	2004	2003
	(unaudited)
Current assets
Cash and cash equivalents	$ 5,765,149	$ 2,843,172
Mortgage loans held for sale	106,191,743	45,398,220
Mortgage loans to be repurchased, net	3,995,724	-
Prepaid expenses	127,713	32,491
Employee advances and other receivables	718,553	109,926

Total current assets	116,798,881	48,383,809

Restricted cash	1,196,080	489,214
Real estate owned	314,669	558,998
Property and equipment, net	398,651	383,832
Deposits and other assets	63,636	181,515

Total assets	$118,771,917	$49,997,368

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities
Warehouse lines of credit	$ 102,487,539	$ 42,357,240
Obligation to repurchase mortgage loans	4,265,724	-
Accounts and other payables	2,633,082	421,147
Escrow funds payable	75,999	54,308
Accrued expenses	180,226	59,028
Accrued income taxes	(285,447)	1,195,895
Deferred tax liability	516,600	271,000

Total current liabilities	109,873,724	44,358,618

Commitments and contingencies

Stockholders’ equity
Preferred stock, $0.001 par value
10,000,000 shares authorized
no shares issued and outstanding	-	-
Common stock, $0.001 par value
100,000,000 shares authorized
15,000,000 (unaudited) and 15,000,000 shares
issued and outstanding	15,000	15,000
Additional paid-in capital	3,043,182	3,043,182
Retained earnings	5,840,012	2,580,568

Total stockholders’ equity	8,898,194	5,638,750

Total liabilities and stockholders’ equity	$ 118,771,917	$ 49,997,368

The accompanying notes are an integral part of these financial statements.

TMSF HOLDINGS, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF INCOME
For the Years Ended December 31, 2003 and 2002 and
for the Six Months Ended June 30, 2004 and 2003 (unaudited)

	For the Six Months Ended June 30,		For the Year Ended December 31,
	2004	2003	2003	2002
	(unaudited)	(unaudited)
Loan income
Income from sales of loans	$14,966,725	$10,872,472	$22,507,254	$11,337,711
Mortgage interest income	2,948,346	2,134,667	4,182,439	2,255,307
Escrow Service Income	84,617	94,589	267,796	-
Commission fee income	369,509	21,925	77,439	66,441
Total loan income	18,369,196	13,123,653	27,034,928	13,659,459
Costs of loan origination and sale of mortgages
Appraisals	317,633	188,844	486,595	340,362
Commissions	4,979,916	4,931,897	9,467,442	5,128,928
Credit reports	54,018	73,757	164,023	75,968
Other costs	224,580	248,239	724,234	176,894
Reserve for impairment of mortgage
loans to be repurchased	452,093	-	-	-
Signing service	-	-	-	370
Warehouse fees	93,480	95,398	207,483	116,119
Warehouse interest expense	1,504,696	1,885,684	3,206,080	1,748,775
Total costs of loan origination and sale of
mortgages	7,626,416	7,423,819	14,255,857	7,587,416

Gross profit	10,742,780	5,699,834	12,779,071	6,072,043
Operating expenses	5,676,191	4,096,286	9,303,983	5,051,694

Income from operations	5,066,589	1,603,548	3,475,088	1,020,349

Other income (expense)
Interest income	5,176	8,049	11,909	12,302
Other income	93,280	2,211	2,215	-
Loss on disposal of property and equipment	-	-	(4,109)	(21,096)
Total other income (expense)	98,456	10,260	10,015	(8,794)

Income before provision for income taxes	5,165,045	1,613,808	3,485,103	1,011,555
Provision for income taxes	1,905,600	646,000	1,312,000	423,800

Net income	3,259,445	967,808	2,173,103	587,755
Less preferred stock dividends	-	-	-	194,873

Net income available to common stockholders	$ 3,259,445	$ 967,808	$ 2,173,103	$ 392,882
Basic earnings per share	$ 0.22	$ 0.06	$ 0.15	$ 0.04

Diluted earnings per share	$ 0.22	$ 0.06	$ 0.15	$ 0.04

Basic weighted-average common
shares outstanding	15,000,000	14,936,364	14,984,309	9,569,913
Diluted weighted-average
common shares outstanding	15,000,000	14,968,358	14,984,309	9,569,913

The accompanying notes are an integral part of these financial statements.

TMSF HOLDINGS, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2003 and 2002 and
for the Six Months Ended June 30, 2004(unaudited)

			Preferred Stock				Common Stock
	Class A		Class B		Class C
	Shares	Amount$	Shares	Amount$	Shares	Amount$	Shares	Amount$	Additional Paid-in Capital $	Retained Earnings	Total $

Balance, December 31, 2001	1,000	275,000	100	217,800	1,000	1,000,000	9,500,000	9,500	40,500	14,583	1,557,383

Issuance of preferred stock					1,000	1,000,000					1,000,000
Redemption of preferred stock			(50)	(110,200)							(110,200)
Redemption of preferred stock
in share exchange	(1,000)	(275,000)	(50)	(107,600)	(2,000)	(2,000,000)					(2,382,600)

Changes due to recapitalization							336,365	336	(336)		0

Issuance of common stock in
Private placement							5,000,000	5,000	2,995,000		3,000,000

Dividend distributions										(194,873)	(194,873)

Net income										587,755	587,755

Balance, December 31, 2002	0	0	0	0	0	0	14,836,365	14,836	3,035,164	407,465	3,457,465

Issuance of common stock
upon exercise of warrants							163,635	164	8,018		8,182

Net income										2,173,103	2,173,103

Balance, December 31, 2003							15,000,000	15,000	3,043,182	2,580,568	5,638,750

Net income (unaudited)										3,259,445	3,259,445

Balance, June 30, 2004 (unaudited)							15,000,000	15,000	3,043,182	5,840,013	8,898,195

The accompanying notes are an integral part of these financial statements.

TMSF HOLDINGS, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2003 and 2002
and the Six Months Ended June 30, 2004 (unaudited) and 2003(unaudited)

	For the Six Months Ended June 30,		For the Year Ended December 31,
	2004	2003	2003	2002
	(unaudited)	(unaudited)
Cash flows from operating activities
Net income	$3,259,445	$967,808	$2,173,103	$587,755
Adjustments to reconcile net income to
net cash provided by (used in)
Operating activities
Depreciation and amortization	52,353	42,946	105,191	44,002
Reserve for impairment of
mortgage loans to be repurchased	452,093	-	-	-
Bad debt expense	16,500	25,954	-	-
Loss on disposal of property and
equipment	-	-	4,109	21,096
(Increase) decrease in
Mortgage loans held for sale	(60,963,523)	27,084,338	37,683,320	(68,359,714)
Mortgage loans to be repurchased	(4,277,817)	-	-	-
Prepaid expenses	(95,222)	126,305	176,570	(206,696)
Income tax receivable	-	-	159,000	(159,000)
Employee advances and other receivable	(625,127)	(493,706)	(11,140)	(93,986)
Deposits and other assets	117,879	124,920	56,496	(81,457)
Increase (decrease) in
Accounts and other payables	2,211,935	(593,472)	(556,986)	876,465
Obligation to repurchase
mortgage loans	4,265,724	-	-	-
Escrow funds payable	21,691	-	-	-
Accrued expenses	121,198	25,690	5,146	53,882
Income tax payable	(1,481,342)	830,000	1,195,895	(61,747)
Deferred tax liability	245,600	(183,000)	(229,000)	498,000
Net cash provided by (used in)
operating activities	(56,678,613)	27,957,783	40,761,704	(66,881,400)

Cash flows from investing activities
(Increase) decrease in restricted cash	(706,866)	704,027	1,031,527	(1,362,476)
Proceeds from sale of real estate owned	244,329	-	(558,998)	-
Purchase of property and equipment	(67,172)	(217,768)	(227,628)	(219,957)
Net cash provided by (used in)
investing activities	(529,709)	486,259	244,901	(1,582,433)

Cash flows from financing activities
Warehouse lines of credit	60,130,299	(28,516,083)	(38,904,097)	66,635,185
Proceeds from note payable	-	2,000,000	2,000,000	-
Payment of note payable	-	-	(2,000,000)	-
Issuance of preferred stock	-	-	-	1,000,000
Issuance of common stock	-	8,182	8,182	1,000,000
Redemption of preferred stock	-	-	-	(492,800)
Dividends paid to preferred stockholder	-	-	-	(194,873)

Net cash provided by (used in)
financing activities	60,130,299	(26,507,901)	(38,895,915)	67,947,512

Net increase (decrease) in cash and
cash equivalents	2,921,977	1,936,141	2,110,690	(516,321)

Cash and cash equivalents, beginning of period	2,843,172	732,482	732,482	1,248,803
Cash and cash equivalents, end of period	$ 5,765,149	$ 2,668,623	$ 2,843,172	$ 732,482
Supplemental disclosures of cash flow information
Interest paid	$ 531,402	$ 5,899	$ 182,065	$ -
Income taxes paid	$1,716,600	$ -	$ 185,000	$ 82,410

The accompanying notes are an integral part of these financial statements.

TMSF HOLDINGS, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS (cont.)
For the Years Ended December 31, 2003 and 2002
and the Six Months Ended June 30, 2004 and 2003 (unaudited)

Supplemental schedule of non-cash investing and financing activities.

        During the year ended December 31, 2002, the Company issued $2,000,000 of common stock in exchange for a note payable for the same amount.

        During the year ended December 31, 2002, the Company redeemed $2,000,000 of preferred stock from its sole stockholder by issuing a note payable for the same amount.

        During the year ended December 31, 2001, the Company redeemed $330,000 of preferred stock from a stockholder by eliminating a note payable for the same amount

        The accompanying notes are an integral part of these financial statements.

TMSF HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003 and June 30, 2004 (unaudited)

NOTE 1 — ORGANIZATION AND LINE OF BUSINESS

General
The Mortgage Store Financial, Inc. was incorporated on August 25, 1992. The Company (as defined in Note 2) is licensed by the California Department of Real Estate and is principally engaged in the origination and purchase of residential mortgage loans. Generally, such loans are subsequently sold to financial institutions or to other entities that sell such loans to investors as a part of secured investment packages. The Company has obtained approval from the Department of Housing and Urban Development to act as a non-supervised mortgagee.

In August 2003, the Company formed a new subsidiary, CPV Limited, Inc. The sole purpose of this subsidiary is to hold real estate properties repossessed by the Company.

Share Exchange, Redemption of Stock, and Consulting Agreement
On November 4, 2002, the Company and its sole shareholder entered into a share exchange agreement with Little Creek, Inc. (“Little Creek”), a publicly trading company listed on the NASDAQ Bulletin Board, in which the sole shareholder received 9,500,000 shares, or approximately 97% of the stock of Little Creek, in exchange for 100% of the stock of the Company. Under the terms of the exchange agreement, 1,295,118 shares of Little Creek were canceled prior to the transaction, and 336,365 shares remained issued and outstanding. Subsequently, Little Creek’s name was changed to TMSF Holdings, Inc., and its incorporated domicile was changed from the state of Utah to the state of Delaware.

The transaction was accounted as a reverse acquisition. The accompanying financial statements reflect the consolidated statements of TMSF Holdings, Inc. and its wholly owned subsidiary, The Mortgage Store Financial, Inc. Pro forma information of the combined businesses is not furnished as Little Creek had insignificant assets, liabilities, and operations.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation The consolidated financial statements include the accounts of TMSF Holdings, Inc. and its wholly owned subsidiaries, The Mortgage Store Financial, Inc. and CPV Limited, Inc. (collectively, the “Company”). All significant inter-company accounts and transactions are eliminated in consolidation.

Revenue Recognition
Loan origination fees and other lender fees earned on loans that are funded by the Company are recorded as income when the related loan is sold. Origination fees for loans which are brokered to other lenders are recognized at the time such fees are received. The Company recognizes mortgage interest income on all loans from the date they are funded to the date they are sold or to the end of reporting period for loans which are held for sale.

Comprehensive Income
The Company utilizes Statement of Financial Accounting Standards (“SFAS”) No. 130, “Reporting Comprehensive Income.” This statement establishes standards for reporting comprehensive income and its components in a financial statement. Comprehensive income as defined includes all changes in equity (net assets) during a period from non-owner sources. Examples of items to be included in comprehensive income, which are excluded from net income, include foreign currency translation adjustments and unrealized gains and losses on available-for-sale securities. Comprehensive income is not presented in the Company’s financial statements since the Company did not have any of the items of comprehensive income in the periods presented.

Cash and Cash Equivalents
For purposes of the statements of cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Mortgage Loans Held for Sale
Mortgage loans held for sale are recorded at the aggregate lower of cost or market, less an estimated allowance for losses on repurchased loans. All mortgage loans are collateralized by residential property.

Revenues associated with closing fees received by the Company and costs associated with obtaining mortgage loans are deferred and recognized upon sale of the related mortgage loans. Mortgage loans held for sale are reported net of such deferred revenues and costs in the accompanying balance sheet.

Real Estate Owned
Real estate owned by the Company is recorded at the repurchase price less fees and commissions paid to the broker on the purchase. Real estate owned is recorded at the aggregate lower of cost or market.

Property and Equipment
Property and equipment are stated at cost. Depreciation and amortization are provided using the straight-line method over estimated useful lives of three to seven years.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Fair Value of Financial Instruments
The Company’s financial instruments include cash and cash equivalents, mortgage loans held for sale, and warehouse lines of credit. The book value of these financial instruments are representative of their fair values.

Advertising Costs
The Company expenses advertising costs as incurred. Advertising costs for the six months ended June 30, 2004 and 2003 were $34,072 (unaudited) and $8,806 (unaudited), and for the years ended December 31, 2003 and 2002 were $17,018 and $70,964, respectively.

Income Taxes
Deferred income taxes are recognized for the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial report amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. At June 30, 2004 and December 31, 2003, the net deferred tax liability is a result of the use of differing depreciation methods between financial and tax reporting purposes, and the use of the accrual method of accounting for financial reporting purposes and the cash basis for tax reporting purposes. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax payable for the period, if any, and the change during the period in deferred tax assets and liabilities.

Stock-Based Compensation
SFAS No. 123, "Accounting for Stock-Based Compensation," as amended by SFAS No. 148, “Accounting for Stock-Based Compensation-Transition and Disclosure,” defines a fair value based method of accounting for stock-based compensation. However, SFAS No. 123 allows an entity to continue to measure compensation cost related to stock and stock options issued to employees using the intrinsic method of accounting prescribed by Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." Entities electing to remain with the accounting method of APB Opinion No. 25 must make pro forma disclosures of net income and earnings per share as if the fair value method of accounting defined in SFAS No. 123 had been applied. The Company has elected to account for its stock-based compensation to employees under APB Opinion No. 25 using the intrinsic value method.

If the Company had elected to recognize compensation expense based upon the fair value at the grant date for awards under its plan consistent with the methodology prescribed by SFAS No. 123, the Company's net income and earnings per share would be reduced to the pro forma amounts indicated below for the for the six months ended June 30, 2004 and 2003 and years ended December 31, 2003 and 2002:

	For the Six Months Ended June 30,		For the Year Ended December 31,
	2004	2003	2003	2002
Net income
As reported	$3,259,445	$967,808	$2,173,103	$587,755
Add stock based
employee
compensation
expense included in
net income, net of tax	--	--	--	--
Deduct total stock
based employee
compensation
expense determined
under fair value
method for all awards,
net of tax	(259,675)	--	--	--

Pro forma	$2,999,770	$967,808	$2,173,103	$587,755

Earnings per common share
Basic - as reported	$ 0.22	$ 0.06	$ 0.15	$ 0.04
Basic - pro forma	$ 0.20	$ 0.06	$ 0.15	$ 0.04
Diluted - as reported	$ 0.22	$ 0.06	$ 0.15	$ 0.04
Diluted - pro forma	$ 0.20	$ 0.06	$ 0.15	$ 0.04

For purposes of computing the pro forma disclosures required by SFAS No. 123, the fair value of each option granted to employees and directors is estimated using the Black-Scholes option-pricing model with the following weighted-average assumptions for the six months ended June 30, 2004: dividend yield of 0%; expected volatility of 50%; risk-free interest rate of 3.85%; and expected life of five years.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Earnings Per Share
The Company follows Statement of Financial Accounting Standards No. 128, “Earnings per Share” (“SFAS 128”), and related interpretations for reporting Earnings per Share. SFAS 128 requires dual presentation of Basic Earnings per Share (“Basic EPS”) and Diluted Earnings per Share (“Diluted EPS”). Basic EPS excludes dilution and is computed by dividing net income by the weighted average number of common shares outstanding during the reported period. Diluted EPS reflects the potential dilution that could occur if stock options were exercised using the treasury stock method.

In accordance with SFAS 128, basic earnings per share is calculated based on the weighted average number of shares of common stock outstanding during the reporting period. Diluted earnings per share is calculated giving effect to all potentially dilutive common shares, assuming such shares were outstanding during the reporting period.

The following potential common shares have been excluded from the computation of diluted earnings per share for the six months ended June 30, 2004 and 2003 and the years ended December 31, 2003 and 2002 due to the exercise price being greater than the Company’s weighted average stock price for the period:

	2004 (unaudited)	2003 (unaudited)

Stock options outstanding	1,280,000	750,000

Reclassifications
Certain amounts included in the prior period financial statements have been reclassified to conform to the current period presentation. Such reclassifications did not have any effect on reported net income.

Estimates
The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk
At June 30, 2004 and December 31, 2003, the Company maintained cash balances with banks totaling $7,009,175 (unaudited) and $4,884,964, respectively, in excess of federally insured amounts of $100,000 per bank.

Major Customers
During the six months ended June 30, 2004, the Company sold 65% (unaudited), 14% (unaudited), of its mortgage loans to two institutional investors (unaudited).

Market Risk
The Company is involved in the real estate loans market. Changes in interest rates or other market conditions within the real estate loans market may have a significant effect on the volume and profitability of the business of the Company.

NOTE 3 — RESTRICTED CASH

The Company maintains restricted cash deposits in financial institutions. These restrictions relate to the warehouse lines of credit, whereby the Company must maintain a reserve for funding in excess of warehouse’s advance limit. The Company does not have direct access to these funds. Such cash balances at June 30, 2004 and December 31, 2003 aggregated to $1,194,699 (unaudited), and $489,214 respectively.

The Company also maintains an escrow trust account in a financial institution for funds that are to be reimbursed to borrowers when the escrow closes. Cash balances in the escrow account at June 30, 2004 and December 31, 2003 were $75,999 (unaudited) and $54,308, respectively.

NOTE 4 — PROPERTY AND EQUIPMENT

Property and equipment at June 30, 2004 and December 31, 2003 consisted of the following:

	June 30, 2004 (unaudited)	December 31, 2003
Furniture and fixtures	$101,132	$98,264
Office equipment	140,962	138,959
Computer equipment	368,004	293,181
Leasehold improvements	20,000	20,000

	630,098	550,404
Less accumulated depreciation and amortization	231,446	166,572

Total	$398,652	$383,832

Depreciation and amortization expense was $64,874 (unaudited) and $42,946 (unaudited) for the six months ended June 30, 2004 and 2003.

Depreciation and amortization expense for the years ended December 31, 2003 and 2002 were $105,191 and $44,002 respectively.

NOTE 5 — BANK LINE OF CREDIT

The Company maintains an unsecured bank line of credit without a stated expiration date. The Company may borrow up to $50,000. Borrowings bear interest at the bank’s prime rate (4% at December 31, 2003), plus 2.5% per annum. The bank line of credit was unused at December 31, 2003.

NOTE 6 — WAREHOUSE LINES OF CREDIT

The Company maintains a warehouse line of credit with a financial institution, which is subject to renewal on an annual basis. Advances are received by the Company up to a maximum of $80,000,000 based upon a specified percentage of mortgage loans, which are pledged as collateral, and interest accrues at 1 month LIBOR (1.369% at June 30, 2004), plus 2.25% per annum. This facility expires on December 31, 2004 and is renewed automatically.

In addition, the financial institution may allow at its discretion additional borrowings up to $20,000,000 as an over-advance facility. As of June 30, 2004 and December 31, 2003, the Company had no borrowings under this over-advance facility. Advances are due upon the earlier of the sale of the mortgage loans that are pledged as collateral or a specified period of time from the date on which the advance was received. The warehouse line of credit is guaranteed by the shareholder and contains a financial covenant concerning a minimum net worth of $8,744,904. At June 30, 2004, management believes the Company was in compliance with such covenant.

In addition, the Company must maintain a balance in a separate restricted cash account as a pledge for amounts funded by the warehouse lender in excess of a specified percentage of the loan amount agreed upon by the warehouse lenders. At June 30, 2004 and December 31, 2003, the pledged amounts aggregated to $643,700 (unaudited) and $434,906, respectively.

In February 2004, the Company secured a second warehouse line of credit with a financial institution. The credit facility is structured as a repurchase agreement where the financial institution may, at its sole discretion, purchase mortgage loans from the Company. The maximum purchase amount on this credit line is $30,000,000 and interest accrues at LIBOR plus a pricing spread between 2.25% and 2.75% per annum, which is dependent on the specific investor type and the mortgage loan category. This facility has a one year term and is renewable with the consent of both parties.

In addition, the Company must maintain a balance in a separate restricted cash account as a pledge for amounts funded by the warehouse lender. The Company shall ensure that at all times the balance in the cash account is no less than greater of (a) $175,000 and (b) the aggregate of all cash account allocated amounts for all purchased mortgage loans. At June 30, 2004, the pledged amounts aggregated to $476,831 (unaudited).

In March 2004, the Company secured a third warehouse line of credit with a financial institution. The maximum purchase amount on this credit line is $25,000,000. The unpaid amount of each advance outstanding bears interest from the date of such advance until paid in full at a rate of interest equal to the lesser of the maximum rate allowed by law and a floating rate of interest between 2.25% and 3.75% per annum, dependent on the type of loan funded. The warehouse line of credit contains financial and non-financial covenants of which management believes the Company was in compliance with as of June 30, 2004.

The aggregate outstanding balance on the warehouse lines of credit at June 30, 2004 and December 31, 2003 and was $102,487,539 (unaudited) and $42,357,240, respectively.

NOTE 7 — CONVERTIBLE, SUBORDINATED NOTE PAYABLE — RELATED PARTY

During the year ended December 31, 2003, the Company entered into a $2,000,000 note payable agreement with a shareholder. The note payable bore interest at 15% per annum and was due and payable on May 31, 2006. The note payable and all accrued interest were convertible into shares of common stock at the sole option of the shareholder at a rate of $0.70 per share, which was the fair value of the Company’s common stock at the date of issuance of the note payable. The note payable was subordinated to all of the Company’s creditors. The Company paid $169,315 in interest on this note payable during the year ended December 31, 2003. The note payable was paid in full in December 2003.

NOTE 8 — COMMITMENTS AND CONTINGENCIES

Leases
The Company leases its office facilities from its shareholder, which expires in August 2007. In addition, the Company leases a copier and vehicles under non-cancelable operating leases with a third party, which expire through May 2005. The Company is required to pay for taxes, insurance, and maintenance.

Future minimum lease payments under these non-cancelable operating leases as of December 31, 2003 were as follows:

Year Ending December 31,	Related Party	Other	Total

2004	$ 243,000	$ 25,090	$ 268,090
2005	243,000	19,239	262,239
2006	243,000	--	243,000
2007	243,000	--	243,000
2008	40,500	--	40,500
Total	$1,012,500	$44,329	$1,056,829

Rent expense was $194,227 (unaudited) and $216,504 (unaudited) for the six months ended June 30, 2004 and 2003, respectively. Rent paid to the shareholder for the six months ended June 30, 2004 and 2003 amounted to $136,977 (unaudited) and $133,468 (unaudited), respectively.

Rent expense was $411,516 and $203,848 for the years ended December 31, 2003 and 2002, respectively. Rent paid to the shareholder for the years ended December 31, 2003 and 2002 amounted to $311,076 and $48,529, respectively.

Consulting Agreements

In February 2004 the Company entered into three consulting agreements with related parties. The agreements are for a period of one year and the Company is obligated to pay $500,000 in relation to these agreements.

Mortgage Loan Purchase Agreements
The Company maintains mortgage loan purchase agreements with various mortgage bankers. The Company is obligated to perform certain procedures in accordance with these agreements. The agreements provide for conditions, whereby the Company may be required to repurchase mortgage loans for various reasons, among which are either (a) a mortgage loan is originated in violation of the mortgage banker’s requirements, (b) the Company breaches any term of the agreements, and (c) an early payment default occurs from a mortgage originated by the Company.

During the six months ended June 30, 2004, the Company repurchased one loan. During the three months ended June 30, 2004 and 2003, the Company recorded a reserve of $170,000 for losses, with regard to repurchased loans and loans held for sale.

As of June 30, 2004, the Company was obligated to repurchase four loans with an aggregate balance of $4,265,724 (unaudited). The Company recorded a reserve of $270,000 (unaudited) on the loan to be repurchased for the estimated impairment in the market value.

Reverse Merger
The Company became a publicly traded company through a reverse merger with an unrelated entity, which had prior operations in an unrelated business. There may be potential liabilities incurred by the prior business, which are unknown to the Company’s management at this time, which the Company may be held liable. The Company does not have any insurance for liabilities incurred as result of business conducted prior to the reverse merger.

LA Business Tax
The Company was informed in January 2004 that the City of Los Angeles had assessed an additional $136,550 in business tax for the years 2001 through 2003. The Company is contesting this assessment on the grounds that the City of Los Angeles assessment is 1) based on the Company’s entire revenue including fees collected by the Company on behalf of third parties, such as commissions and escrow impounds; and 2) based on the Company’s nationwide revenue and not only revenue generated from transactions that occurred from transactions within the City of Los Angeles.

The Company has retained legal counsel and an administrative hearing was held on May 11, 2004. At this time management is unable to determine the outcome of this hearing and no provision has been made in the consolidated balance sheet.

NOTE 9 — INCOME TAXES

The following table represents the current and deferred income tax provision for (benefit from) federal and state income taxes for the six months ended June 30, 2004 and June 30, 2003 and the years ended December 2003 and 2002:

	Six months ended June 30,		Year ended December 31,
	2004 (unaudited)	2003 (unaudited)	2003	2002
Current
Federal	$1,299,900	$666,000	$1,204,000	$(77,000)
State	360,100	164,000	339,000	800

	1,660,000	830,000	1,543,000	(76,200)
Deferred
Federal	177,600	(163,000)	(203,000)	402,000
State	68,000	(21,000)	(28,000)	98,000

	245,600	(184,000)	(231,000)	500,000

Provision for income taxes	$1,905,600	$646,000	$1,312,000	$423,800

At June 30, 2004 and December 31, 2003, components of net deferred tax liabilities in the accompanying balance sheets include the following amounts:

	June 30, 2004 (unaudited)	December 31, 2003
Deferred tax liability
Current
Expenses	$(662,900)	$(396,000)
Accounts payable and accrued expenses	(33,300)	(25,000)
State taxes	179,600	139,000
Net operating losses	-	11,000

Net deferred tax liability	$(516,600)	$(271,000)

Income tax expense differs from the amounts computed by applying the United States federal income tax rate of 34% to income taxes as a result of the following for the six months ended June 30, 2004 and 2003 and the years ended December 31, 2003 and 2002:

	For the Six Months ended June 30,		For the Year ended December 31,
	2004 (unaudited)	2003 (unaudited)	2003	2002

Federal tax on pretax income at statutory rates	$1,756,100	$548,000	$1,185,000	$344,000
State tax, net of federal benefit	301,800	95,000	205,000	64,000
Other	2,700	3,000	(78,000)	800
Net operating loss carryover	-	-	-	15,000

Total	$2,060,600	$646,000	$1,312,000	$423,800

NOTE 10 – STOCK OPTIONS

On June 25 2004, under the Company’s employee stock option plan and with approval of the Board of Directors, Raymond Eshaghian, the President and CEO of the Company was granted 500,000 Incentive Stock Options (“ISO”) to purchase company’s stock at an exercise price of $0.95. These options vest immediately.

NOTE 11 — SHAREHOLDER’S EQUITY

Preferred Stock (OLD)
The Company issued 1,000 shares of Class C preferred stock for $1,000,000.

During the year ended December 31, 2002, the Company redeemed 1,000 shares of Class A preferred stock for $275,000 in cash, 100 shares of Class B preferred stock for $217,800 in cash, and 2,000 shares of Class C preferred stock for $2,000,000 in notes payable. At December 31, 2002, all Class A, B, and C preferred stock had been redeemed.

Preferred Stock (RECAPITALIZED)
The Company has 10,000,000, $0.001 par value, shares of preferred stock authorized for issuance. The preferred stock carries voting rights on all matters requiring shareholder approval.

Common Stock
In November 2002, the Company sold 5,000,000 shares of common stock in connection with a private placement. The Company collected $1,000,000 in cash and exchanged $2,000,000 in notes payable in connection with this transaction.

Private Placement Offering of Common Stock
During December 2002, the Company’s Board of Directors approved to raise additional equity capital through a private placement offering for the issuance and sale of up to 2,000,000 shares of common stock at $1.50 per share. As of December 31, 2003, no additional capital was raised.

Private Placement Offering of Common Stock
During January 2003, the Company’s Board of Directors approved to raise additional equity capital through a private placement offering for the issuance and sale of up to 1,000,000 shares (unaudited) of common stock at $1.50 per share. As of December 31, 2003, no additional capital was raised.

Stock Options
In June 2003, the Company approved the issuance of stock options to a director. The agreement grants the director options to purchase 750,000 shares of common stock at an exercise price of $1 per share. The options vest in 24 equal monthly installments, commencing in December 2003, and expire in five years. The fair value of the options was estimated at $198,700 using the Black-Scholes option-pricing model and the following assumptions: a risk-free interest rate of 4%, expected volatility of 50%, and a dividend yield of 0%. The expense for the year ended December 31, 2003 was immaterial.

During the three months ended June 30, 2004, the Company entered into an agreement with an investor relations firm under which it will grant options to purchase 30,000 shares of common stock. The options are exercisable at $1.25 per share, vest five months after the date of the agreement and expire in May 2006. The value of the options was not material.

NOTE 12 — RELATED PARTY TRANSACTIONS

Consulting Expenses
During the years ended December 31, 2003 and 2002 and six months ended June, 2004 and 2003, the Company paid $0, $30,000, $0 (unaudited) and $10,000 (unaudited), respectively, for consulting expenses to companies owned by shareholders of the Company, in addition to a company owned by a relative of the principal shareholder. For the years ended December 31, 2003 and 2002, the Company paid $60,000 and $130,000 respectively for marketing expenses to a company owned by a relative of the principal shareholder. Furthermore, during the years ended December 31, 2003 and 2002 and six months ended June 30, 2004 and 2003, the Company paid consulting expenses of $10,000, $20,000, $0 (unaudited), and $0 (unaudited) respectively, to a director. The Company also leases its office facilities from the principal shareholder (see Note 6).

Rent and Lease Expenses
The Company leases its office space from a shareholder which expires in August 2007. Rent paid to the shareholder for the six months ended June 30, 2004 and 2003 amounted to $136,977 (unaudited) and $133,468 (unaudited) and for years ended December 31, 2003 and 2002 amounted to $411,516 and $203,848. In addition, the Company pays for certain vehicle operating leases on behalf of certain officers. Lease payments made for these officers for the six months ended June 30, 2004 and 2003 amounted to $15,041 (unaudited) and $12,864 (unaudited).

NOTE 13 – SUBSEQUENT EVENTS

Warehouse Line of Credit

On July 21, 2004 the terms of the warehouse credit facility with one of the financial institutions were modified to allow for a increase from $50,000,000 to $80,000,000 with an additional temporary facility of $20,000,000. The temporary facility will expire on August 15, 2004. In addition the Company will be given 100% credit in line usage for loans sold to the affiliated organization of the same institution. The covenants of the agreement has been modified and requires the Company to maintain a minimum net worth of $8,744,904.00

On July 21, 2004 we also entered into an agreement with one of our existing warehouse lenders for an additional facility in the amount of $40 million. This warehouse line is structured as advance purchase facility, and can be used for originating loans which match lender's own program matrices. The Company may, but is not obligated, to sell loans funded through this facility to the affiliates of the lender. All financial covenants of our existing warehouse credit facility remain unchanged.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 24          Indemnification of Directors And Officers

                Under Section 145 of the General Corporation Law of the State of Delaware, we can indemnify our directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). Our certificate of incorporation provides that, pursuant to Delaware law, our directors shall not be liable for monetary damages for breach of the directors’ fiduciary duty of care to us and our stockholders. This provision in the certificate of incorporation does not eliminate the duty of care, and in appropriate circumstances equitable remedies such as injunctive or other forms of nonmonetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director’s duty of loyalty to us or our stockholders, for acts or omissions not in good faith or involving intentional misconduct or knowing violations of the law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision also does not affect a director’s responsibilities under any other law, such as the federal securities laws or state or federal environmental laws.

                Our bylaws provide for the indemnification of our directors to the fullest extent permitted by the Delaware General Corporation Law. Our bylaws further provide that our Board of Directors has sole discretion to indemnify our officers and other employees. We may limit the extent of such indemnification by individual contracts with our directors and executive officers, but have not done so. We are not, however, required to indemnify any director or executive officer in connection with any proceeding initiated by us and approved by a majority of our Board of Directors, that alleges (a) unlawful misappropriation of corporate assets, (b) disclosure of confidential information or (c) any other willful breach of such director or executive officer’s duty to us or our stockholders. We are required to advance, prior to the final disposition of any proceeding, promptly on request, all expenses incurred by any director or executive officer in connection with that proceeding on receipt of an undertaking by or on behalf of that director or executive officer to repay those amounts if it should be determined ultimately that he or she is not entitled to be indemnified under our bylaws or otherwise.

                We also have directors’ and officers’ liability insurance.

Item 25          Other Expenses of Issuance and Distribution

                The following table sets forth the costs and expenses, other than underwriting discounts and commissions, if any, payable by the Registrant relating to the sale of common stock being registered. All amounts are estimates except the SEC registration fee.

SEC registration fee	$ 113
Printing and engraving expenses	5,000
Legal fees and expenses	50,000
Accounting fees and expenses	10,000
Transfer agent and registrar's fees and expenses	2,000
Miscellaneous expenses	7,887
Total	$75,000

Item 26         Recent Sales of Unregistered Securities

                 During the last three years, we have issued unregistered securities to the persons, as described below. None of these transactions involved any underwriters, underwriting discounts or commissions, except as specified below, or any public offering, and we believe that each transaction was exempt from the registration requirements of the Securities Act of 1933 by virtue of Section 4(2) thereof and/or Regulation D promulgated thereunder. All recipients had adequate access, through their relationships with us, to information about us.

                 In October 2002, the Registrant issued a warrant for 163,635 shares of its common stock to Jenson Services, Inc. in conjunction with the reorganization pursuant to which The Mortgage Store Financial, Inc. became a wholly-owned subsidiary of the Registrant. The exercise price of the warrant was $0.05 per share and the term of the warrant was five years from the date of issuance. In February 2003, Jenson Services, Inc. exercised the warrant in full, and the aggregate proceeds upon the exercise of the warrant and issuance of the underlying shares of common stock was $8,182 in cash.

                 In November 2002, the Registrant sold 5,000,000 shares of its common stock to private investors at a price per share of $0.60 as follows: (1) Massoud Yashouafar, 2,000,000 shares, (2) Solyman Yashouafar, 1,930,000 shares and (3) H. Joseph Nourmand, 1,070,000 shares. The aggregate offering price for the sale of the common stock was $3,000,000, which consisted of $2,000,000 principal amount of notes that were previously issued by the Registrant's wholly-owned subsidiary, The Mortgage Store Financial, Inc., and $1,000,000 in cash.

                 In June 2003, the Registrant issued a $2,000,000 convertible promissory note to Alliance Lending Group, which is a lending company owned by M. Aaron Yasouafar and Solyman Yashouafar. The conversion price of the note is $0.70 per share of common stock, and the term of the note is three years from the date of issuance. In December 2003, the Registrant called and retired this note by paying the principal and accrued interest in full to the note holders.

Item 27         Exhibits and Financial Statement Schedules

Exhibit
Number                Description of Exhibit

2	Plan of Reorganization and Stock Exchange Agreement (incorporated by reference to Exhibit 2 of the Registrant’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 20, 2002).

3.1	Certificate of Incorporation of the Registrant (incorporated by reference to Exhibit 3.1 of the Registrant’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 20, 2002).

3.2	Certificate of Amendment of Certificate of Incorporation of the Registrant (incorporated by reference to Exhibit 3.3 of the Registrant’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 20, 2002).

3.3	Bylaws of the Registrant (incorporated by reference to Exhibit 3.4 of the Registrant’s Current Report on Form 8-K/A filed with the Securities and Exchange Commission on December 6, 2002).

4.1	Specimen common stock Certificate (incorporated by reference to Exhibit 4.1 of the Registrant’s Annual Report on Form 10-KSB filed with the Securities and Exchange Commission on March 31, 2003).

4.2	Registration Rights Agreement dated November 29, 2002 among the Registrant and certain stockholders (incorporated by reference to Exhibit 4.2 of the Registrant’s Annual Report on Form 10-KSB filed with the Securities and Exchange Commission on March 31, 2003).

4.2(a)	List of Registrant’s stockholders who entered into Registration Rights Agreement referenced in Exhibit 4.2 with the Registrant (incorporated by reference to Exhibit 4.2(a) of the Registrant’s Annual Report on Form 10-KSB filed with the Securities and Exchange Commission on March 31, 2003).

4.3	Registration Rights Agreement dated December 6, 2002 between the Registrant and Raymond Eshaghian (incorporated by reference to Exhibit 4.3 of the Registrant’s Annual Report on Form 10-KSB filed with the Securities and Exchange Commission on March 31, 2003).

Exhibit
Number                Description of Exhibit

4.4	Convertible Promissory Note dated June 1, 2002 between the Registrant and Alliance Lending Group (incorporated by reference to Exhibit 4.1 of the Registrant’s Quarterly Report on Form 10-QSB filed with the Securities and Exchange Commission on August 19, 2003).

5.1†	Opinion of Kirkpatrick & Lockhart LLP

10.1	2003 Stock Option, Deferred Stock and Restricted Stock Option Plan (incorporated by reference to Exhibit 10.1 of the Registrant’s Annual Report on Form 10-KSB filed with the Securities and Exchange Commission on March 31, 2003).

10.2	Lease Agreement dated August 31, 2002 between The Mortgage Store, a subsidiary of the Registrant, and Roosevelt Building (incorporated by reference to Exhibit 10.2 of the Registrant’s Annual Report on Form 10-KSB filed with the Securities and Exchange Commission on March 31, 2003).

10.3	Consulting Services Agreement dated October 23, 2001 between The Mortgage Store, a subsidiary of the Registrant, and H. Wayne Snavely (incorporated by reference to Exhibit 10.3 of the Registrant’s Annual Report on Form 10-KSB filed with the Securities and Exchange Commission on March 31, 2003).

10.4	Stock Option Agreement dated June 10, 2003 between the Registrant and H. Wayne Snavely (incorporated by reference to Exhibit 10.1 of the Registrant’s Quarterly Report on Form 10-QSB filed with the Securities and Exchange Commission on August 19, 2003).

21.1	Subsidiaries of Registrant (incorporated by reference to Exhibit 21.1 of the Registrant’s Annual Report on Form 10-KSB filed with the Securities and Exchange Commission on March 31, 2003).

23.1	Consent of Singer Lewak Greenbaum & Goldstein LLP

23.2†	Consent of Kirkpatrick & Lockhart LLP (contained in Exhibit 5.1)

24.1†	Power of Attorney (included on signature page)

_______________
† Previously filed

         (B) Financial Statement Schedules

        All such schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 28         Undertakings

        The undersigned Registrant hereby undertakes to:

  For determining any liability under the Securities Act, treat the information omitted from this form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant under Rule 424(b)(1), or (4) or 497(h) under the Securities Act of 1933 as part of this registration statement as of the time the Securities and Exchange Commission declared it effective.
  For determining any liability under the Securities Act of 1933, treat each post-effective amendment that contains a form of prospectus as a new registration statement for the securities offered in this registration statement, and that offering of the securities at that time as the initial bona fide offering of those securities.

        The undersigned Registrant hereby undertakes with respect to the securities being offered and sold in this offering:

  To file, during any period in which it offers or sells securities, a post- effective amendment to this Registration Statement to:
  Include any prospectus required by Section 10(a)(3) of the Securities Act;
  Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and
  Include any additional or changed material information on the plan of distribution.
  For determining liability under the Securities Act of 1933, treat each post- effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.
  File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

        Insofar as indemnification by the Registrant for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by director, officer or controlling person relating to the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

        Pursuant to the requirements of the Securities Act, the Registrant has duly caused Post-Effective Amendment No. 2 to this this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Los Angeles, State of California, on the 16th day of September, 2004.

TMSF HOLDINGS, INC.
By:	/S/ RAYMOND ESHAGHIAN Raymond Eshaghian Chairman of the Board and Chief Executive Officer

        Pursuant to the requirements of the Securities Act of 1933, as amended, Post-Effective Amendment No. 2 to this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

SIGNATURE	TITLE	DATE
/S/ RAYMOND ESHAGHIAN Raymond Eshaghian	Chairman of the Board, Chief Executive Officer and Secretary(Principal Executive Officer)	September 16, 2004

* Masoud Najand	Chief Financial Officer (Principal Financial and Accounting Officer)	September 16, 2004

* M. Aaron Yashouafar	Director	September 16, 2004

* H. Wayne Snavely	Director	September 16, 2004

*By: /S/ RAYMOND ESHAGHIAN
Raymond Eshaghian, Attorney-in-fact

INDEX TO EXHIBITS

Exhibit
Number                Description of Exhibit

2	Plan of Reorganization and Stock Exchange Agreement (incorporated by reference to Exhibit 2 of the Registrant’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 20, 2002).

3.1	Certificate of Incorporation of the Registrant (incorporated by reference to Exhibit 3.1 of the Registrant’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 20, 2002).

3.2	Certificate of Amendment of Certificate of Incorporation of the Registrant (incorporated by reference to Exhibit 3.3 of the Registrant’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 20, 2002).

3.3	Bylaws of the Registrant (incorporated by reference to Exhibit 3.4 of the Registrant’s Current Report on Form 8-K/A filed with the Securities and Exchange Commission on December 6, 2002).

4.1	Specimen common stock Certificate (incorporated by reference to Exhibit 4.1 of the Registrant’s Annual Report on Form 10-KSB filed with the Securities and Exchange Commission on March 31, 2003).

4.2	Registration Rights Agreement dated November 29, 2002 among the Registrant and certain stockholders (incorporated by reference to Exhibit 4.2 of the Registrant’s Annual Report on Form 10-KSB filed with the Securities and Exchange Commission on March 31, 2003).

4.2(a)	List of Registrant’s stockholders who entered into Registration Rights Agreement referenced in Exhibit 4.2 with the Registrant (incorporated by reference to Exhibit 4.2(a) of the Registrant’s Annual Report on Form 10-KSB filed with the Securities and Exchange Commission on March 31, 2003).

4.3	Registration Rights Agreement dated December 6, 2002 between the Registrant and Raymond Eshaghian (incorporated by reference to Exhibit 4.3 of the Registrant’s Annual Report on Form 10-KSB filed with the Securities and Exchange Commission on March 31, 2003).

4.4	Convertible Promissory Note dated June 1, 2002 between the Registrant and Alliance Lending Group (incorporated by reference to Exhibit 4.1 of the Registrant’s Quarterly Report on Form 10-QSB filed with the Securities and Exchange Commission on August 19, 2003).

5.1†	Opinion of Kirkpatrick & Lockhart LLP

10.1	2003 Stock Option, Deferred Stock and Restricted Stock Option Plan (incorporated by reference to Exhibit 10.1 of the Registrant’s Annual Report on Form 10-KSB filed with the Securities and Exchange Commission on March 31, 2003).

10.2	Lease Agreement dated August 31, 2002 between The Mortgage Store, a subsidiary of the Registrant, and Roosevelt Building (incorporated by reference to Exhibit 10.2 of the Registrant’s Annual Report on Form 10-KSB filed with the Securities and Exchange Commission on March 31, 2003).

10.3	Consulting Services Agreement dated October 23, 2001 between The Mortgage Store, a subsidiary of the Registrant, and H. Wayne Snavely (incorporated by reference to Exhibit 10.3 of the Registrant’s Annual Report on Form 10-KSB filed with the Securities and Exchange Commission on March 31, 2003).

10.4	Stock Option Agreement dated June 10, 2003 between the Registrant and H. Wayne Snavely (incorporated by reference to Exhibit 10.1 of the Registrant’s Quarterly Report on Form 10-QSB filed with the Securities and Exchange Commission on August 19, 2003).

21.1	Subsidiaries of Registrant (incorporated by reference to Exhibit 21.1 of the Registrant’s Annual Report on Form 10-KSB filed with the Securities and Exchange Commission on March 31, 2003).

23.1	Consent of Singer Lewak Greenbaum & Goldstein LLP

23.2†	Consent of Kirkpatrick & Lockhart LLP (contained in Exhibit 5.1)

24.1†	Power of Attorney (included on signature page)

_______________
† Previously filed